Exhibit (a)(1)(i)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

ATHLON ENERGY INC.

at

$58.50 Net per Share

by

ALENCO ACQUISITION COMPANY INC.,

an indirect wholly owned subsidiary of

ENCANA CORPORATION

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON NOVEMBER 7, 2014 (ONE MINUTE AFTER 11:59 P.M., NEW YORK CITY TIME, ON NOVEMBER 7, 2014), UNLESS THE OFFER IS EXTENDED.

The Offer (as defined below) is being made pursuant to the Agreement and Plan of Merger, dated as of September 27, 2014 (as it may be amended, modified or supplemented from time to time in accordance with its terms, the “Merger Agreement”), by and among Athlon Energy Inc., a Delaware corporation (“Athlon”), Encana Corporation, a Canadian corporation (“Encana”), and Alenco Acquisition Company Inc., a Delaware corporation and an indirect wholly owned subsidiary of Encana (“Purchaser”). Purchaser is offering to purchase all of the shares of common stock, par value $0.01 per share (the “Shares”), of Athlon that are issued and outstanding at a price of $58.50 per Share, net to the seller in cash (the “Offer Price”), without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this offer to purchase (this “Offer to Purchase”) and the related letter of transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements hereto and thereto, collectively constitute the “Offer.”

Pursuant to the Merger Agreement, as promptly as practicable following the consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, Purchaser will merge with and into Athlon (the “Merger”) without a meeting of the stockholders of Athlon in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), with Athlon continuing as the surviving corporation in the Merger and as an indirect wholly owned subsidiary of Encana. At the effective time of the Merger (the “Effective Time”), each Share then outstanding (other than Shares that are held by any stockholders who properly demand appraisal in connection with the Merger as described in Section 17—“Certain Legal Matters; Regulatory Approvals—Appraisal Rights”) will be converted into the right to receive the Offer Price, without interest, less any applicable withholding taxes, except for Shares then owned by Encana or Purchaser and Shares held in treasury of Athlon or by any of its wholly owned subsidiaries, which Shares will be cancelled and retired and will cease to exist, and no consideration will be delivered in exchange therefor. Under no circumstances will interest be paid with respect to the purchase of Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making payment for Shares.

THE BOARD OF DIRECTORS OF ATHLON UNANIMOUSLY RECOMMENDS THAT YOU TENDER ALL OF YOUR SHARES PURSUANT TO THE OFFER.

After careful consideration, the board of directors of Athlon (the “Athlon Board”) has unanimously (i) determined that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to, advisable and in the best interests of Athlon and its stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (iii) resolved to recommend that Athlon’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

The Offer is not subject to any financing condition. The Offer is conditioned upon: (i) there being validly tendered (not including any Shares tendered pursuant to guaranteed delivery procedures that were not actually delivered prior to the Expiration Date (as defined below)) and not validly withdrawn prior to 12:00 midnight, New York City time, on November 7, 2014 (one minute after 11:59 P.M., New York City time, on November 7, 2014) (the “Expiration Date,” unless Purchaser extends the Offer pursuant to and in accordance with the terms of the Merger Agreement, in which event “Expiration Date” will mean the latest time and date at which the Offer, as so extended by us, will expire) that number of Shares that would represent one Share more than one-half ( 1⁄2) of the sum of (A) all Shares then outstanding and (B) all Shares that Athlon may be required to issue under the Exchange Agreement (as defined below) and upon the vesting (including vesting solely as a result of the consummation of the Offer), conversion, settlement or exercise of all then-outstanding warrants, options, benefit plans, obligations or securities convertible or exchangeable into Shares, or other rights to acquire or be issued Shares (including all then-outstanding restricted shares, restricted stock units and other equity-based awards denominated in Shares granted pursuant to the Athlon Stock Plan (as defined below)), regardless of the conversion or exercise price or other terms and conditions thereof; (ii) the termination or expiration of any applicable waiting period (or extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder; and (iii) other customary conditions as described in this Offer to Purchase. See Section 15—“Conditions to the Offer.” After the consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, Encana, Purchaser and Athlon will cause the Merger to become effective as promptly as practicable without a meeting of stockholders of Athlon in accordance with Section 251(h) of the DGCL.

A summary of the principal terms of the Offer appears on pages i through viii. You should read this entire Offer to Purchase and the Letter of Transmittal carefully before deciding whether to tender your Shares pursuant to the Offer.

The Dealer Manager for the Offer is:

745 Seventh Avenue

New York, New York 10019

Call Toll Free: (888) 610-5877

October 10, 2014

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you should, prior to the Expiration Date, (i) complete and execute the Letter of Transmittal that is enclosed with this Offer to Purchase in accordance with the instructions contained therein, and mail or deliver the Letter of Transmittal together with the certificates representing your Shares and any other required documents, to Computershare Trust Company, N.A., in its capacity as depositary for the Offer (the “Depositary”), (ii) tender your Shares by book-entry transfer by following the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares—Book-Entry Transfer” or (iii) if applicable, request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact such nominee in order to tender your Shares to Purchaser pursuant to the Offer.

If you desire to tender your Shares pursuant to the Offer and the certificates representing your Shares are not immediately available, or you cannot comply in a timely manner with the procedures for tendering your Shares by book-entry transfer or you cannot deliver all required documents to the Depositary prior to the Expiration Date, you may tender your Shares to Purchaser pursuant to the Offer by following the procedures for guaranteed delivery described in Section 3—“Procedures for Accepting the Offer and Tendering Shares—Guaranteed Delivery.”

*****

Questions and requests for assistance may be directed to Barclays Capital Inc., the dealer manager for the Offer, at the address and telephone number set forth on the back cover of this Offer to Purchase. In addition, Georgeson, the information agent for the Offer, may be contacted at the address and telephone numbers set forth on the back cover of this Offer to Purchase for questions and/or requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the notice of guaranteed delivery and other tender offer materials. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal and any other material related to the Offer may be obtained at the website maintained by the Securities and Exchange Commission at www.sec.gov.

This Offer to Purchase and the Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.

Annex A	Certain Information Regarding the Directors and Executive Officers of Encana	A-1

Annex B	Certain Information Regarding the Directors and Executive Officers of Purchaser	B-1

SUMMARY TERM SHEET

Securities Sought:	All of the shares of common stock, par value $0.01 per share (the “Shares”), of Athlon Energy Inc., a Delaware corporation (“Athlon”), that are issued and outstanding.

Price Offered Per Share:	$58.50 per Share, net to the seller in cash (the “Offer Price”), without interest, less any applicable withholding taxes.

Scheduled Expiration Date:	12:00 midnight, New York City time, on November 7, 2014 (one minute after 11:59 P.M., New York City time, on November 7, 2014), unless the Offer (as defined below) is extended.

Purchaser:	Alenco Acquisition Company Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Encana Corporation, a Canadian corporation (“Encana”).

Athlon Board Recommendation:	The board of directors of Athlon (the “Athlon Board”) has unanimously (i) determined that the Merger Agreement (as defined below), the Offer (as defined below), the Merger (as defined below) and the other transactions contemplated by the Merger Agreement are fair to, advisable and in the best interests of Athlon and its stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (iii) resolved to recommend that Athlon’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

The following are some questions that you, as a stockholder of Athlon, may have and answers to those questions. This summary term sheet highlights selected information from this offer to purchase (this “Offer to Purchase”) and may not contain all of the information that is important to you and is qualified in its entirety by the more detailed descriptions and explanations contained in this Offer to Purchase and the related letter of transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements hereto and thereto, collectively constitute the “Offer.” To better understand the Offer and for a complete description of the terms of the Offer, you should read this Offer to Purchase, the Letter of Transmittal and the other documents to which we refer you carefully and in their entirety. Questions or requests for assistance may be directed to Barclays Capital Inc., our dealer manager (the “Dealer Manager”), at the address and telephone numbers set forth for the Dealer Manager on the back cover of this Offer to Purchase or Georgeson, our information agent (the “Information Agent”), at the address and telephone numbers set forth for the Information Agent on the back cover of this Offer to Purchase. Unless otherwise indicated in this Offer to Purchase or the context otherwise requires, all references in this Offer to Purchase to “we,” “our” or “us” refer to Purchaser.

Who is offering to buy my Shares?

We are an indirect wholly owned subsidiary of Encana, incorporated under the laws of the State of Delaware and were formed for the purpose of making the Offer and thereafter consummating the merger (the “Merger”) with and into Athlon, with Athlon continuing as the surviving corporation in the Merger (the “Surviving Corporation”) and as an indirect wholly owned subsidiary of Encana. To date, we have not carried on any activities other than those related to our formation, the Merger Agreement, the Offer and the Merger. Encana is a corporation incorporated under the laws of Canada. See the “Introduction” and Section 8—“Certain Information Concerning Purchaser and Encana.”

i

How many Shares are you offering to purchase in the Offer?

We are making the Offer to purchase all issued and outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal. See the “Introduction” and Section 1—“Terms of the Offer.”

Why are you making the Offer?

We are making the Offer pursuant to the Agreement and Plan of Merger, dated as of September 27, 2014, by and among Athlon, Encana and us (as it may be amended, modified or supplemented from time to time in accordance with its terms, the “Merger Agreement”), in order to acquire control of, and ultimately following the Merger, the entire equity interest in, Athlon, while allowing Athlon’s stockholders an opportunity to receive the Offer Price promptly (and in any event within three business days after our acceptance of such Shares) by tendering their Shares pursuant to the Offer. If the Offer is consummated, subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, we, Encana and Athlon will consummate the Merger as promptly as practicable thereafter without any action by the stockholders of Athlon in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”). At the effective time of the Merger (the “Effective Time”), Athlon, as the Surviving Corporation, will become an indirect wholly owned subsidiary of Encana. See Section 12—“Purpose of the Offer; Plans for Athlon.”

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $58.50 per Share, net to the seller in cash, without interest, less any applicable withholding taxes. If you are the record owner of your Shares and you tender your Shares to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee and such nominee tenders your Shares on your behalf, such nominee may charge you a fee for doing so. You should consult with your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. See the “Introduction,” Section 1—“Terms of the Offer” and Section 2—“Acceptance for Payment and Payment for Shares.”

What does the Athlon Board recommend?

After careful consideration, the Athlon Board has unanimously (i) determined that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to, advisable and in the best interests of Athlon and its stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (iii) resolved to recommend that Athlon’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

See the “Introduction” and Section 12—“Purpose of the Offer; Plans for Athlon” and Athlon’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) that is being filed with the Securities and Exchange Commission (the “SEC”) and, together with this Offer to Purchase, the Letter of Transmittal and other related materials, mailed to Athlon’s stockholders in connection with the Offer.

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things:

(a) there being validly tendered (not including any Shares tendered pursuant to guaranteed delivery procedures that were not actually delivered prior to the Expiration Date (as defined below)) and not validly withdrawn prior to the Expiration Date that number of Shares that would represent one Share more than one-half (1/2) of the sum of (i) all Shares then outstanding and (ii) all Shares that Athlon may be required to issue under the Exchange Agreement (as defined below) and upon the vesting (including vesting solely as a result of the consummation of the Offer), conversion, settlement or exercise of all then-outstanding warrants, options, benefit plans, obligations or securities convertible or exchangeable into Shares, or other rights to acquire or be issued Shares, including all then-outstanding restricted shares, restricted stock units and other equity-based awards denominated in Shares granted pursuant to Athlon’s 2013 Incentive Award Plan (the “Athlon Stock Plan”), regardless of the conversion or exercise price or other terms and conditions thereof (the “Minimum Condition”);

(b) any applicable waiting period (or extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder (the “HSR Act”) having expired or been terminated (the “HSR Condition”); and

(c) other customary conditions described in Section 15—“Conditions to the Offer.”

We and Encana may waive any condition, in whole or in part, other than the Minimum Condition, at any time and from time to time, without Athlon’s consent. See Section 15—“Conditions to the Offer.”

Is the Offer subject to any financing condition?

No. The Offer is not subject to any financing condition.

Do you have the financial resources to pay for all Shares?

Yes. The total amount of funds required by us to purchase all Shares pursuant to the Offer and the Merger and to pay related fees and expenses is approximately $6 billion. Encana, our parent company, will provide us with sufficient funds to purchase all Shares validly tendered in the Offer and will provide funding for our acquisition of the remaining Shares in the Merger. Encana expects to fund such cash requirements from its available cash on hand. See Section 9—“Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender pursuant to the Offer?

No. We do not believe our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all Shares solely for cash;

•	Encana has sufficient funds, through cash on hand, to provide us with the requisite cash to purchase all Shares validly tendered and not properly withdrawn pursuant to the Offer and to provide funding for the Merger;

•	the consummation of the Offer is not subject to any financing condition; and

•	if the Offer is consummated, we will acquire all remaining Shares in the Merger for the same cash price as was paid in the Offer (i.e., the Offer Price).

See Section 9—“Source and Amount of Funds” and Section 11—“The Merger Agreement; Other Agreements.”

What percentage of Shares do you or your affiliates currently own?

Neither we nor Encana nor any of our respective affiliates currently own any Shares.

Have any stockholders already agreed to tender their Shares in the Offer or to otherwise support the Offer?

Yes. In connection with the execution of the Merger Agreement, we and Encana have entered into tender support agreements, dated as of September 27, 2014 (collectively, the “Tender Support Agreements”), with each of the Supporting Stockholders (as defined in Section 11—“The Merger Agreement; Other Agreements—Tender

Support Agreements”), pursuant to which, among other things, the Supporting Stockholders have agreed to tender all of their Shares pursuant to the Offer, and, subject to certain exceptions, not to withdraw or transfer any of the Shares that are subject to the Tender Support Agreements. As of the date of the Offer, the Supporting Stockholders beneficially owned, in the aggregate, Shares representing approximately 35.8% of all outstanding Shares (on a fully-diluted basis), based upon information provided by Athlon and the Supporting Stockholders. See Section 11—“The Merger Agreement; Other Agreements—Tender Support Agreement.”

How long do I have to decide whether to tender pursuant to the Offer?

You will be able to tender your Shares pursuant to the Offer until 12:00 midnight, New York City time, on November 7, 2014 (one minute after 11:59 P.M., New York City time, on November 7, 2014) (the “Expiration Date,” unless we extend the Offer pursuant to and in accordance with the terms of the Merger Agreement, in which event “Expiration Date” will mean the latest time and date at which the Offer, as so extended by us, will expire). Further, if you cannot deliver everything that is required in order to make a valid tender in accordance with the terms of the Offer by the Expiration Date, you may be able to use a guaranteed delivery procedure by which a broker, a bank or any other fiduciary that is an Eligible Institution (as defined in Section 3—“Procedures for Accepting the Offer and Tendering Shares—Signature Guarantees”) may guarantee that the missing items will be received by Computershare Trust Company, N.A., our depositary for the Offer (the “Depositary”), within three New York Stock Exchange (“NYSE”) trading days. Please give your broker, dealer, commercial bank, trust company or other nominee instructions in sufficient time to permit such nominee to tender your Shares by the Expiration Date. See Section 1—“Terms of the Offer” and Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and, if so, under what circumstances can or will the Offer be extended?

Yes, the Offer can be extended. In some cases, we are required to extend the Offer beyond the initial Expiration Date, but in no event will we be required to extend the Offer beyond the End Date (as defined below).

Pursuant to the Merger Agreement, we are required to extend the Offer:

•	for periods of not more than 20 business days each (the length of each such period to be determined by Encana in its sole discretion), or such other number of business days as we, Encana and Athlon may agree, but not beyond the End Date, in order to permit the satisfaction of all remaining conditions (subject to our and Encana’s right to waive any condition to the Offer (other than the Minimum Condition) in accordance with the Merger Agreement), if at any scheduled Expiration Date, any condition to the Offer has not been satisfied or waived (other than the Minimum Condition, which we and Encana may not waive without Athlon’s consent); and

•	for any period or periods required by applicable law or any interpretation or position of the SEC or its staff or the NYSE or its staff, provided that we are not obligated to extend the Offer beyond the End Date.

The Merger Agreement provides that we are not required to extend the Offer beyond the End Date. The “End Date” means January 31, 2015, as such date may be extended to, but not beyond, March 31, 2015, to the extent necessary to obtain clearance under the HSR Act or to remove a legal impediment such as an injunction or a restraining order as provided in the Merger Agreement and summarized below in Section 11—“The Merger Agreement; Other Agreements—Termination of the Merger Agreement.” If we extend the Offer, such extension will extend the time that you will have to tender your Shares. See Section 1—“Terms of the Offer.”

How will I be notified if the time period during which I can tender my Shares pursuant to the Offer is extended?

If we extend the Offer, we will inform the Depositary of that fact and will make a public announcement of the extension no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Date. See Section 1—“Terms of the Offer.”

How do I tender my Shares pursuant to the Offer?

To tender your Shares pursuant to the Offer, you must deliver the certificates representing your Shares, together with a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees (or, in the case of a book-entry transfer of Shares, either such Letter of Transmittal or an Agent’s Message (as defined in Section 3—“Procedures for Accepting the Offer and Tendering Shares—Valid Tender of Shares”) in lieu of such Letter of Transmittal), and any other documents required by the Letter of Transmittal, to the Depositary prior to the Expiration Date. If your Shares are held in street name (i.e., through a broker, dealer, commercial bank, trust company or other nominee), your Shares can be tendered by such nominee through The Depository Trust Company (“DTC”). You should contact the institution that holds your Shares for more details.

If you are unable to deliver any required document or instrument to the Depositary prior to the Expiration Date, you may gain some extra time by having a broker, a bank or any other fiduciary that is an eligible guarantor institution guarantee that the missing items will be received by the Depositary by using the enclosed notice of guaranteed delivery (the “Notice of Guaranteed Delivery”). For the tender to be valid, however, the Depositary must receive the Notice of Guaranteed Delivery prior to the Expiration Date and must then receive the missing items within three NYSE trading days after the date of execution of such Notice of Guaranteed Delivery. See Section 3—“Procedures for Accepting the Offer and Tendering Shares—Guaranteed Delivery.”

See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders of Shares are irrevocable, except that they may also be withdrawn after December 8, 2014, which is the 60th day from the commencement of the Offer, unless such Shares have already been accepted for payment by us pursuant to the Offer. If you tendered your Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct such nominee to arrange for the withdrawal of your Shares. See Section 4—“Withdrawal Rights.”

How do I properly withdraw previously tendered Shares?

To properly withdraw any of your previously tendered Shares, you must deliver a written notice of withdrawal with the required information (as specified in this Offer to Purchase and in the Letter of Transmittal) to the Depositary while you still have the right to withdraw Shares. If you tendered your Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct such nominee to arrange for the proper withdrawal of your Shares. See Section 4—“Withdrawal Rights.”

Upon the successful consummation of the Offer, will Shares continue to be publicly traded?

No. Following the consummation of the Offer, we, Encana and Athlon expect to consummate the Merger as promptly as practicable in accordance with Section 251(h) of the DGCL, after which Athlon as the Surviving Corporation will be an indirect wholly owned subsidiary of Encana. Following the consummation of the Merger, we intend to cause Athlon to be delisted from the NYSE and deregistered under the Securities Exchange Act of 1934, as amended, and the regulations thereunder (the “Exchange Act”), and the Shares will no longer be publicly traded. See Section 13—“Certain Effects of the Offer.”

Will the Offer be followed by the Merger if all of the Shares are not tendered in the Offer?

Yes. If at least such number of Shares as satisfies the Minimum Condition are validly tendered and received by us in the Offer, and the other conditions to the Merger are satisfied or waived (see Section 11—“The Merger Agreement; Other Agreements—The Merger Agreement—Merger Closing Conditions”), then, in accordance with the terms of the Merger Agreement, we will complete the Merger without a vote of Athlon’s stockholders pursuant to Section 251(h) of the DGCL. See Section 13—“Certain Effects of the Offer.”

v

If you do not consummate the Offer, will you nevertheless consummate the Merger?

No. None of us, Encana or Athlon are under any obligation to pursue or consummate the Merger if the Offer has not been first consummated.

Will there be a subsequent offering period?

No. Pursuant to Section 251(h) of the DGCL and due to the obligation of Encana, us and Athlon to take all necessary and appropriate action to cause the Merger to become effective as promptly as practicable following the consummation of the Offer, there will not be a subsequent offering period for the Offer. See Section 1—“Terms of the Offer.”

If I object to the price being offered, will I have appraisal rights?

Appraisal rights are not available to the holders of Shares in connection with the Offer. However, if the Merger is consummated, the holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be fair value, in lieu of the consideration that such holder of Shares would be entitled to receive pursuant to the Merger Agreement. The “fair value” could be higher or lower than, or the same as, the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price). See Section 17—“Certain Legal Matters; Regulatory Approvals—Appraisal Rights.” Concurrently with the commencement of the Offer, Athlon is distributing the Schedule 14D-9, which contains important information regarding how a holder of Shares may exercise its appraisal rights.

If I decide not to tender my Shares pursuant to the Offer, how will the Offer affect my Shares?

Following the consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, we, Encana and Athlon will consummate the Merger as promptly as practicable. If the Merger is consummated, then stockholders who did not tender their Shares pursuant to the Offer will receive the same amount of cash per Share that they would have received had they tendered their Shares pursuant to the Offer (that is, the Offer Price), subject to any appraisal rights properly exercised by such stockholders in accordance with Delaware law. Therefore, if the Merger takes place, the only difference to you between tendering your Shares pursuant to the Offer and not tendering your Shares pursuant to the Offer would be that, if you tender your Shares, you may be paid earlier and no appraisal rights will be available. No interest will be paid for Shares acquired in the Offer or the Merger. Because the Merger will be governed by Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger.

Furthermore, following the Offer, it is possible that the Shares might no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board, in which event the Shares would be ineligible as collateral for margin loans made by brokers. See Section 13—“Certain Effects of the Offer.”

See Section 11—“The Merger Agreement; Other Agreements” and Section 13—“Certain Effects of the Offer.”

What is the market value of my Shares as of a recent date and the “premium” I am receiving?

The Offer Price of $58.50 per Share represents an approximate:

•	25% premium to the closing price per Share reported on the NYSE on September 26, 2014, the last full trading day before we announced the execution of the Merger Agreement and the Offer;

•	28% premium over the average trading price for the Shares for the 20 trading-day period ending on September 26, 2014; and

•	193% premium on the initial public offering price for the Shares on August 1, 2013.

On October 9, 2014, the last trading day before we commenced the Offer, the closing price of Shares reported on the NYSE was $58.09 per Share.

We encourage you to obtain a recent quotation for Shares in deciding whether to tender your Shares. See Section 6—“Price Range of Shares; Dividends.”

If I tender my Shares, when and how will I get paid?

If the conditions to the Offer as set forth in Section 15—“Conditions to the Offer” are satisfied or waived and we consummate the Offer and accept your Shares for payment, you will be entitled to promptly (and in any event within three business days after our acceptance of such Shares) receive an amount equal to the number of Shares you tendered pursuant to the Offer multiplied by the Offer Price, net to you in cash, without interest, less any applicable withholding taxes. We will pay for your validly tendered and not properly withdrawn Shares by depositing the aggregate Offer Price for all validly tendered Shares accepted for payment with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for tendered Shares will be made only after timely receipt by the Depositary of (i) certificates representing your Shares or a confirmation of a book-entry transfer of your Shares as described in Section 3—“Procedures for Accepting the Offer and Tendering Shares—Book-Entry Transfer,” (ii) a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees or, in the case of a book-entry transfer of your Shares, either such Letter of Transmittal or an Agent’s Message (as defined in Section 3—“Procedures for Accepting the Offer and Tendering Shares—Valid Tender of Shares”) in lieu of such Letter of Transmittal, and (iii) any other required documents for your Shares. See Section 1—“Terms of the Offer” and Section 2—“Acceptance for Payment and Payment for Shares.”

What will happen to my equity awards in the Offer?

The Offer is being made only for Shares, and not for restricted shares (“Athlon Restricted Shares”) or restricted stock units (“Athlon RSUs”) issued by Athlon under the Athlon Stock Plan. Holders of outstanding Athlon Restricted Shares or Athlon RSUs may participate in the Offer only if they become vested in such Athlon Restricted Shares or Athlon RSUs, as applicable, and settle them for Shares in accordance with the terms of the Athlon Stock Plan and other applicable Athlon award agreements and tender the Shares, if any, issued in connection with such vesting and settlement. Any such settlement needs to be completed sufficiently in advance of the Expiration Date to assure that the holder of such outstanding Athlon Restricted Shares or Athlon RSUs, as applicable, will have sufficient time to comply with the procedures for tendering Shares described below in Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

At the Effective Time, each Athlon Restricted Share that is outstanding and unvested as of immediately prior to the Effective Time will automatically, without any action on the part of the holder, vest and the restrictions with respect to such Athlon Restricted Share will lapse (with performance-based awards vesting at maximum levels), and the maximum number of Shares subject to such grant of Athlon Restricted Shares will be converted into the right to receive an amount in cash equal to the consideration payable in the Merger. At the Effective Time, each Athlon RSU that is outstanding and unvested as of immediately prior to the Effective Time, without any action on the part of the holder, will be cancelled and converted into the right to receive an amount in cash (with performance-based awards receiving cash at maximum levels) equal to the consideration payable in the Merger.

See Section 11—“The Merger Agreement; Other Agreements—The Merger Agreement—Treatment of Athlon Restricted Shares and Athlon RSUs.”

What are the U.S. federal income tax consequences of the Offer and the Merger?

The receipt of cash by you in exchange for your Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes if you are a U.S. Holder (as defined in Section 5—“Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger”). In general, you will recognize gain or loss equal to the difference between the amount of cash you receive pursuant to the Offer or the Merger and your adjusted tax basis in your Shares exchanged therefor. If you are a U.S. Holder and you hold your Shares as a capital asset, the gain or loss that you recognize will be a capital gain or loss and will be treated as a long-term capital gain or loss if you have held such Shares for more than one year. If you are a Non-U.S. Holder (as defined in Section 5—“Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger”), you should not be subject to U.S. federal income tax on gain recognized on Shares you tender pursuant to the Offer or exchange in the Merger unless (A) you have owned directly or indirectly, more than 5% of the outstanding Shares at any time during the Testing Period (as defined in Section 5—“Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger—Non-U.S. Holders—FIRPTA Tax”) or (B) Shares are not “regularly traded on an established securities market” for U.S. federal income tax purposes at the effective time of the sale pursuant to the Offer or the Merger. You should consult your tax advisor about the particular tax consequences to you of tendering your Shares pursuant to the Offer or exchanging your Shares in the Merger. See Section 5—“Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger” for a discussion of certain material U.S. federal income tax consequences of tendering Shares pursuant to the Offer or exchanging Shares in the Merger.

To whom should I talk if I have additional questions about the Offer?

You may call Barclays Capital Inc., the Dealer Manager, toll-free at 1-888-610-5877 or Georgeson, the Information Agent, toll-free at 1-888-658-5755.

To the Holders of Shares of Common Stock of Athlon Energy Inc.:

INTRODUCTION

The Offer is being made pursuant to the Merger Agreement by and among Encana, Athlon and us. We are offering to purchase all of the issued and outstanding Shares at the Offer Price, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer.

The Offer and the withdrawal rights will expire at the Expiration Date, unless the Offer is extended or the Merger Agreement has been earlier terminated in accordance with its terms. Under no circumstances will interest be paid with respect to the purchase of Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making payment for Shares.

If you are a record owner of Shares and you tender such Shares directly to the Depositary in accordance with the terms of this Offer, we will not charge you brokerage fees, commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the sale of Shares pursuant to the Offer. However, if you do not complete and sign the Internal Revenue Service (“IRS”) Form W-9 that is enclosed with the Letter of Transmittal (or other applicable form), you may be subject to backup withholding at the applicable statutory rate on the gross proceeds payable to you. See Section 3—“Procedures for Accepting the Offer and Tendering Shares—Backup Withholding.” Stockholders with Shares held in street name by a broker, dealer, bank, trust company or other nominee should consult with such nominee to determine if they will be charged any service fees or commissions. We will pay all charges and expenses of the Depositary, the Information Agent and the Dealer Manager incurred in connection with the Offer. See Section 18—“Fees and Expenses.”

Subject to the provisions of the Merger Agreement, as promptly as practicable following the consummation of the Offer, we, Encana and Athlon will cause the Merger to be consummated by filing with the Secretary of State of the State of Delaware a certificate of merger (the “Certificate of Merger”), in accordance with the relevant provisions of the DGCL. The Merger will become effective upon the filing of the Certificate of Merger or at such later time as Encana and Athlon agree in writing and specify in the Certificate of Merger, at which time Athlon will become the Surviving Corporation and an indirect wholly owned subsidiary of Encana. At the Effective Time, each Share then outstanding (other than Shares that are held by any stockholders who properly demand appraisal in connection with the Merger as described in Section 17—“Certain Legal Matters; Regulatory Approvals—Appraisal Rights”) will be converted into the right to receive the Offer Price, without interest, less any applicable withholding taxes, except for Shares then owned by Encana or its wholly owned subsidiaries and Shares held in treasury of Athlon or by any of its wholly owned subsidiaries (in each case, other than any such Shares held in a fiduciary capacity or otherwise on behalf of third parties), which Shares will be cancelled and retired and will cease to exist, and no consideration will be delivered in exchange therefor (the “Cancelled Shares”).

Section 11—“The Merger Agreement; Other Agreements” more fully describes the Merger Agreement. Certain material U.S. federal income tax consequences of the sale of Shares pursuant to the Offer and the exchange of Shares pursuant to the Merger are described in Section 5—“Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger.”

After careful consideration, the Athlon Board has unanimously (i) determined that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to, advisable and in the best interests of Athlon and its stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (iii) resolved to recommend that Athlon’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

A more complete description of the Athlon Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, is set forth in the

Schedule 14D-9 that is being filed with the SEC and, together with this Offer to Purchase, the Letter of Transmittal and other related materials, mailed to Athlon’s stockholders in connection with the Offer. Stockholders should carefully read the information set forth in the Schedule 14D-9 in its entirety.

The Offer is not subject to any financing condition.

The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition, the satisfaction or waiver by us and Encana of the HSR Condition and the other customary conditions described in Section 15—“Conditions to the Offer.”

According to Athlon, as of October 6, 2014, there were (a) 97,134,446 issued and outstanding Shares, (b) 1,767,619 Shares (at maximum performance levels) subject to outstanding awards of Athlon Restricted Shares, (c) 560,797 Shares (at maximum performance levels) subject to outstanding awards of Athlon RSUs and (d) 1,855,563 units of Athlon Holdings LP exchangeable for 1,855,563 Shares pursuant to the Exchange Agreement (as defined in Section 11—“The Merger Agreement; Other Agreements—Non-Exchange Agreements”). Assuming that all Shares described in (b), (c) and (d) in the preceding sentence are issued, and that (i) no other Shares were or are issued after October 6, 2014 and (ii) no options, restricted shares, restricted stock units or other equity-based awards denominated in Shares have been granted or have expired after October 6, 2014, the Minimum Condition would be satisfied if at least 50,659,213 Shares are validly tendered and not properly withdrawn prior to the Expiration Date.

The Merger will be governed by Section 251(h) of the DGCL. Accordingly, after the consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, Encana, we and Athlon will cause the Merger to become effective as promptly as practicable without a meeting of stockholders of Athlon in accordance with Section 251(h) of the DGCL. See Section 11—“The Merger Agreement; Other Agreements—The Merger Agreement—Application of Section 251(h) of the DGCL.” Promptly after the Acceptance Time (as defined in Section 1—“Terms of the Offer”), Athlon will effect the appointment of Encana’s designees as directors of the Surviving Corporation.

Appraisal rights are not available to the holders of Shares in connection with the Offer. However, if the Merger is consummated, the holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be fair value, in lieu of the consideration that such holder of Shares would be entitled to receive pursuant to the Merger Agreement. The “fair value” could be higher or lower than, or the same as, the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price). See Section 17—“Certain Legal Matters; Regulatory Approvals—Appraisal Rights.”

This Offer to Purchase and the Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions to the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will promptly accept for payment and pay for all Shares validly tendered and not properly withdrawn prior to the Expiration Date as permitted under Section 4—“Withdrawal Rights.”

The Offer is not subject to any financing condition. The Offer is conditioned upon the satisfaction of the Minimum Condition, the satisfaction or waiver by us and Encana of the HSR Condition and the other customary conditions described in Section 15—“Conditions to the Offer.”

We and Encana expressly reserve the right from time to time to waive any of the conditions described in Section 15—“Conditions to the Offer” to increase the Offer Price or to make any other changes in the terms and conditions of the Offer, except that neither we nor Encana will, without the prior written consent of Athlon, (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) decrease the maximum number of Shares sought to be purchased in the Offer, (iv) impose additional conditions to the Offer, (iv) amend or modify any of the conditions to the Offer in a manner that adversely affects holders of Shares generally, (v) waive, amend or otherwise change the Minimum Condition or (vi) extend or otherwise change the Expiration Date in a manner other than as required or permitted by the Merger Agreement.

There will not be a subsequent offering period for the Offer. Pursuant to the Merger Agreement, following the consummation of the Offer and satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, we, Encana and Athlon will take all necessary and appropriate action to cause the Merger to become effective as promptly as practicable. Because the Merger will be governed by Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. We do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger.

The Merger Agreement separately provides that we are required to extend the Offer for periods of not more than 20 business days each (the length of each such period to be determined by Encana in its sole discretion), or such other number of business days as we, Encana and Athlon may agree, to permit the satisfaction of all remaining conditions (subject to our and Encana’s right to waive any condition to the Offer (other than the Minimum Condition) in accordance with the Merger Agreement), if at any scheduled Expiration Date, any condition to the Offer has not been satisfied or waived (other than the Minimum Condition, which we and Encana may not waive without Athlon’s consent), and for any period or periods required by applicable law or any interpretation or position of the SEC or its staff or the NYSE or its staff, provided that we are not obligated to extend the Offer beyond January 31, 2015, unless such date is extended to, but not beyond, March 31, 2015, to the extent necessary to satisfy the HSR Condition or the Injunction Condition (as defined in Section 15—“Conditions to the Offer”) as summarized below in Section 11—“The Merger Agreement; Other Agreements—The Merger Agreement—Termination of the Merger Agreement.” For purposes of the Offer, as provided under the Exchange Act, a “business day” means any day other than a Saturday, Sunday or a U.S. federal holiday and consists of the time period from 12:01 A.M. through 12:00 midnight, New York City time.

If we extend the Offer, are delayed in our acceptance for payment of Shares, are delayed in payment after the time we accept for payment Shares tendered in the Offer (the “Acceptance Time”) or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in this Offer to Purchase under Section 4—“Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to promptly pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act and the interpretations thereunder. The minimum period during which an offer must remain open following material changes in the terms of an offer or information concerning an offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes and the appropriate manner of dissemination. In a published release, the SEC has stated that, in its view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and that if material changes are made with respect to information that approaches the significance of price and the percentage of securities sought, a minimum period of ten business days may be required to allow for adequate dissemination to stockholders and investor response. In accordance with the foregoing view of the SEC and the applicable law, if, prior to the Expiration Date, and subject to the limitations of the Merger Agreement, we change the number of Shares being sought or the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the 10th business day from the date that notice of such change is first published, sent or given to stockholders, the Offer will be extended at least until the expiration of such 10th business day.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Date. Subject to applicable law (including Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which we may choose to make any public announcement, we will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service.

Athlon has provided us with Athlon’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the Letter of Transmittal will be mailed to record holders of Shares whose names appear on Athlon’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and other nominees whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2.	Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions to the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), we will promptly accept for payment and promptly (and in any event within three business days) thereafter pay for all Shares validly tendered and not properly withdrawn prior to the Expiration Date pursuant to the Offer.

In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of:

•	for Shares held as physical certificates, the certificates evidencing such Shares (“Share Certificates”) or, for Shares held in book-entry form, confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at DTC, in each case pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares;”

•	a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees, or, in the case of a book-entry transfer of Shares, either such Letter of Transmittal or an Agent’s Message in lieu of such Letter of Transmittal; and

•	any other documents required by the Letter of Transmittal.

Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to their Shares are actually received by the Depositary.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions to the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders of record whose Shares have been accepted for payment. If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or we are unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to our rights under the Offer, the Depositary may, nevertheless, on our behalf, retain tendered Shares, and such Shares may not be withdrawn, except to the extent that the tendering stockholders are entitled to withdrawal rights as described in Section 4—“Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act.

Under no circumstances will interest with respect to the Shares purchased pursuant to the Offer be paid, regardless of any extension of the Offer or delay in making such payment.

All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us in our sole discretion. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful.

Shares tendered by a Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless and until Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary or unless otherwise mutually agreed by us and Athlon.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased or untendered Shares will be returned, without expense, to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at DTC), in each case, promptly following the expiration or termination of the Offer.

We reserve the right to transfer or assign in whole or in part from time to time to Encana or one or more direct or indirect wholly owned subsidiaries of Encana the right to purchase all or any Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer and will in no way prejudice your rights to receive payment for Shares validly tendered and not withdrawn pursuant to the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tender of Shares. No alternative, conditional or contingent tenders will be accepted. In order for an Athlon stockholder to validly tender Shares pursuant to the Offer, the stockholder must follow one of the following procedures:

•	for Shares held as physical certificates, the Share Certificates, a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees, and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase before the Expiration Date;

•	for Shares held in book-entry form, either a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees, or an Agent’s Message in lieu of such Letter of Transmittal, and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, and such Shares must be delivered according to the book-entry transfer procedures described below under “—Book-Entry Transfer” and a Book-Entry Confirmation must be received by the Depositary, in each case before the Expiration Date; or

•	for Shares tendered by a Notice of Guaranteed Delivery, the tendering stockholder must comply with the guaranteed delivery procedures described below under “Guaranteed Delivery” before the Expiration Date.

The term “Agent’s Message” means a message transmitted by DTC to, and received by, the Depositary and forming a part of a Book-Entry Confirmation that states that DTC has received an express acknowledgment from the participant in DTC’s systems tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce such agreement against such participant.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in DTC’s systems may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees, or, in the case of a book-entry transfer, either such Letter of Transmittal or an Agent’s Message in lieu of such Letter of Transmittal, and any other required documents (for example, in certain circumstances, a completed IRS Form W-9 that is included in the Letter of Transmittal) must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedure described below. Delivery of documents to DTC does not constitute delivery to the Depositary.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal if:

•	the Letter of Transmittal is signed by the registered holder (which term, for purposes of this Section 3, includes any participant in DTC’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such registered holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal; or

•	Shares tendered pursuant to such Letter of Transmittal are for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member of or participant in a recognized “Medallion Program” approved by the Securities Transfer Association Inc., including the Security Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange Medallion Signature Program (MSP), or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act (each, an “Eligible Institution”).

In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signatory of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in the name of or returned to, a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appears on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing such stockholder’s Shares are not immediately available or such stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by us, is received prior to the Expiration Date by the Depositary as provided below; and

•	the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees, or, in the case of book-entry transfers of Shares, either such Letter of Transmittal or an Agent’s Message in lieu of such Letter of Transmittal, and any other documents required by the Letter of Transmittal are received by the Depositary within three NYSE trading days after the date of execution of such Notice of Guaranteed Delivery.

A Notice of Guaranteed Delivery may be delivered by overnight courier or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by us. In the case of Shares held through DTC, the Notice of Guaranteed Delivery must be delivered to the Depositary by a participant by means of the confirmation system of DTC.

Shares tendered by a Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless and until Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary unless otherwise mutually agreed by us and Athlon.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the election and risk of the tendering stockholder. Shares will be deemed delivered only when actually received by the Depositary (including, in the case of a book-entry transfer, by Book-Entry Confirmation). If delivery is by mail, then registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the terms and conditions of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal, and that when the Acceptance Time occurs, we will acquire good and unencumbered title, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions to the Offer.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us in our sole discretion. We reserve the absolute right to reject any and all tenders we determine not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to our satisfaction. None of us, Encana, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be determined by us in our sole discretion.

Appointment as Proxy. By executing the Letter of Transmittal (or, in the case of a book-entry transfer, by delivery of an Agent’s Message in lieu of a Letter of Transmittal) as set forth above, unless Shares relating to such Letter of Transmittal or Agent’s Message are properly withdrawn pursuant to the Offer, the tendering stockholder will irrevocably appoint our designees, and each of them, as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by us and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective if and when, and only to the extent that, we accept such Shares for payment pursuant to the Offer. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective) with respect thereto. Each of our designees will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including in respect of any annual, special or adjourned meeting of Athlon’s stockholders or otherwise, as such designee in its sole discretion deems proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon the occurrence of the Acceptance Time, we must be able to exercise full voting, consent and other rights with respect to such Shares and other securities and rights, including voting at any meeting of stockholders.

The foregoing powers of attorney and proxies are effective only upon acceptance for payment of Shares pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of Athlon’s stockholders.

Athlon Restricted Shares and Athlon RSUs. The Offer is made only for outstanding Shares and is not made for any Athlon Restricted Shares or Athlon RSUs. See Section 11—“The Merger Agreement; Other Agreements—The Merger Agreement—Treatment of Athlon Restricted Shares and Athlon RSUs” for a description of the treatment of the Athlon Restricted Shares and Athlon RSUs.

Backup Withholding. To prevent federal “backup withholding” with respect to payment of the Offer Price of Shares purchased pursuant to the Offer, each stockholder (including any stockholder that tenders Shares pursuant to the Offer pursuant to the book-entry transfer procedures described above in this Section 3) must provide the Depositary with its correct taxpayer identification number and certify that it is not subject to backup withholding by completing the IRS Form W-9 that is included in the Letter of Transmittal or by otherwise certifying such stockholder’s exemption from backup withholding. See Instruction 8 set forth in the Letter of Transmittal and Section 5—“Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger” of this Offer to Purchase for a more detailed discussion of backup withholding.

4.	Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders of Shares are irrevocable, except that they may also be withdrawn after December 8, 2014, which is the 60th day from the commencement of the Offer, unless such Shares have already been accepted for payment by us pursuant to the Offer.

For a withdrawal to be proper and effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares—Book-Entry Transfer,” any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.

If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, nevertheless, on our behalf, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in this Section 4 and as otherwise required by Rule 14e-1(c) under the Exchange Act.

Withdrawals of tendered Shares may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, Shares that have been properly withdrawn may be re-tendered at any time prior to the Expiration Date by following one of the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares—Valid Tender of Shares.”

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by us in our sole discretion. We also reserve the absolute right to waive any defect or irregularity in the withdrawal of Shares by any stockholder, regardless of whether or not similar defects or irregularities are waived in the case of other stockholders. None of us, Encana, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger.

The following is a summary of the material U.S. federal income tax consequences of the Offer and the Merger to U.S. Holders (as defined below) and Non-U.S. Holders (as defined below) that receive cash in exchange for their Shares pursuant to the Offer or the Merger. This summary is based on current law, is for general information only and is not tax advice. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury Regulations, and administrative and judicial interpretations thereof, each as in effect as of the date hereof, all of which are subject to change or different interpretations, possibly with retroactive effect. No ruling has been or will be sought from the IRS regarding any tax consequences relating to the matters discussed herein. Consequently, no assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of those discussed below.

This summary assumes that Shares are held as capital assets within the meaning of Section 1221 of the Code and does not address all aspects of taxation that may be relevant to particular holders in light of their personal investment or tax circumstances or to persons that are subject to special tax rules. In particular, this summary does not address the tax treatment of special classes of holders of Shares subject to special tax rules, including, for example:

•	banks

•	financial institutions

•	regulated investment companies

•	real estate investment trusts

•	tax-exempt entities

•	insurance companies

•	persons holding Shares as part of a hedging, integrated or conversion transaction, constructive sale or “straddle”

•	persons that have acquired Shares through the exercise or cancellation of employee stock options or otherwise as compensation for their services

•	U.S. expatriates

•	persons subject to the alternative minimum tax

•	brokers, dealers or traders in securities or currencies

•	U.S. Holders whose functional currency is not the U.S. dollar

This summary does not address estate and gift tax consequences or tax consequences under any state, local or non-U.S. laws.

As used herein, “U.S. Holder” means a beneficial owner of Shares that is: (1) a citizen of or an individual resident of the United States, as determined for U.S. federal income tax purposes; (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any state thereof or the District of Columbia; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust (A) if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust or (B) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

As used in this section, a “Non-U.S. Holder” means a beneficial owner of Shares that is an individual, corporation, estate or trust that is not a U.S. Holder as described above.

If a pass-through entity, including a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes, is a beneficial owner of Shares, the U.S. federal income tax treatment of an owner or partner will generally depend upon the status of such owner or partner and upon the activities of the pass-through entity. A U.S. person that is an owner or partner of a pass-through entity that holds Shares should consult its own tax advisor regarding the tax consequences of selling Shares pursuant to the Offer or the Merger.

THE FOLLOWING DISCUSSION IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY HOLDER OF SHARES AND NO OPINION OR REPRESENTATION WITH RESPECT TO THE U.S. FEDERAL INCOME TAX CONSEQUENCES TO ANY SUCH HOLDER IS MADE. PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR CONSEQUENCES TO THEM UNDER U.S. FEDERAL, STATE AND LOCAL, AND APPLICABLE NON-U.S. TAX LAWS OF THE SALE OF SHARES PURSUANT TO THE OFFER OR THE MERGER.

U.S. Holders.

The receipt of cash for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. A U.S. Holder generally will recognize gain or loss upon the sale of Shares pursuant to the Offer or the Merger in an amount equal to the difference between (i) the amount of cash received upon the sale pursuant to the Offer or the Merger and (ii) such U.S. Holder’s adjusted tax basis in the Shares. Generally, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if, on the date of the sale, a U.S. Holder has held the Shares for more than one year. Long-term capital gains of certain non-corporate taxpayers (including individuals) generally will be taxed at preferential rates. The deductibility of capital losses is subject to limitations under the Code.

Non-U.S. Holders.

In general, a Non-U.S. Holder will not be subject to U.S. federal income tax on gain recognized upon the sale of Shares pursuant to the Offer or the Merger unless:

•	the gain is U.S. trade or business income, in which case, such gain will be taxed as described in “—U.S. Trade or Business Income” below.

•	the Non-U.S. Holder is an individual who is present in the United States for 183 or more days in the taxable year of the sale and certain other conditions are met, in which case such Non-U.S. Holder will be subject to U.S. federal income tax at a rate of 30% (or a reduced rate under an applicable tax treaty) on the amount by which certain capital gains allocable to U.S. sources exceed certain capital losses allocable to U.S. sources; or

•	Athlon is or has been a “U.S. real property holding corporation” (a “USRPHC”) under section 897 of the Code at any time during the shorter of the five-year period ending on the date of the sale pursuant to the Offer or the Merger, whichever is applicable, and the Non-U.S. Holder’s holding period for the Shares, in which case, such gain will be taxed as (and to the extent) described in “—FIRPTA Tax” below.

U.S. Trade or Business Income.

For purposes of this discussion, gain recognized upon the sale of Shares pursuant to the Offer or the Merger by a Non-U.S. Holder will be considered to be “U.S. trade or business income” if such gain is (i) effectively connected with such Non-U.S. Holder’s conduct of a trade or business within the United States and (ii) if such Non-U.S. Holder is eligible for the benefits of an income tax treaty with the United States, attributable to a permanent establishment (or, if such Non-U.S. Holder is an individual, a fixed base) that it maintains in the United States. Generally, U.S. trade or business income is not subject to U.S. federal withholding tax; instead, such Non-U.S. Holder is subject to U.S. federal income tax on a net basis at regular U.S. federal income tax rates (in the same manner as a U.S. person) on its U.S. trade or business income. If a Non-U.S. Holder is a corporation, any U.S. trade or business income that it receives may also be subject to a “branch profits tax” at a 30% rate, or at a lower rate prescribed by an applicable income tax treaty.

FIRPTA Tax.

A corporation generally is characterized as a USRPHC if the fair market value of the United States real property interests (“USRPIs”) owned by the corporation and its subsidiaries equals or exceeds 50% of the sum of (i) the fair market value of the worldwide real property interests owned by the group and (ii) the other assets used or held for use by the group in a trade or business. USRPIs include any interest (other than an interest solely as a creditor) in real property located in the United States. Real property includes land and unsevered natural products of the land, improvements on land and personal property associated with the use of real property. Athlon has advised Encana that it believes that it is currently a USRPHC.

If Athlon is or has been a USRPHC at any time during the shorter of (i) the five-year period preceding the effective time of the sale pursuant to the Offer or the Merger and (ii) the period during which a Non-U.S. Holder held its Shares (the “Testing Period”), then such Non-U.S. Holder will be subject to U.S. federal income tax at the regular graduated rate imposed under Section 897 of the Code (the “FIRPTA Tax”) if such Non-U.S. Holder has owned, directly or indirectly, more than 5% of the Shares at any time during the Testing Period. For purposes of determining whether any Non-U.S. Holder owns more than 5% of the Shares, ownership is determined by applying the constructive ownership rules of Section 318 of the Code as modified by Section 897(c)(6)(C) of the Code (a “Significant Shareholder”). The FIRPTA Tax will not apply to any Non-U.S. Holder that is not a Significant Shareholder, provided that Shares are “regularly traded on an established securities market” for purposes of Section 897(c)(3) of the Code at the effective time of the sale pursuant to the Offer or the Merger, whichever is applicable. If Shares are not regularly traded on an established securities market for purposes of Section 897(c)(3) of the Code, all Non-U.S. Holders would be subject to the FIRPTA Tax. Athlon expects that Shares will continue to be regularly traded on the NYSE at all times leading up to and as of the effective time of the Merger.

The amount of gain recognized by a Non-U.S. Holder that is subject to the FIRPTA Tax will equal the excess of (i) the amount of any cash received over (ii) such Non-U.S. Holder’s adjusted federal income tax basis in the Shares exchanged therefor. A Non-U.S. Holder subject to the FIRPTA Tax will be required to file a U.S. federal income tax return with the Internal Revenue Service. An exemption from the FIRPTA tax or a reduced tax rate may be available under certain U.S. income tax treaties.

Under Section 1445 of the Code, a person acquiring stock in a USRPHC from a non-U.S. shareholder of such USRPHC generally is required to deduct and withhold a tax equal to 10% of the amount realized by that non-U.S. shareholder on the sale or exchange of that stock (“FIRPTA Withholding”). However, Section 1445(b)(6) of the Code exempts from FIRPTA Withholding stock that is regularly traded on an established securities market. Athlon expects that Shares will continue to be regularly traded on the NYSE at all times leading up to and as of the effective time of the Merger, so that Shares should be considered to be “regularly traded on an established securities market” for purposes of Section 1445(b)(6) of the Code. Assuming that this expectation proves to be correct, neither Athlon, Purchaser nor the Depositary will be required to, nor will they, deduct and withhold amounts on account of FIRPTA Withholding with respect to a Non-U.S. Holder’s sale of Shares pursuant to the Offer or the Merger.

Because of the complexity of the FIRPTA rules, Non-U.S. Holders are urged to consult their tax advisors to determine the possible application of the FIRPTA Tax and availability of an exemption or tax reduction under an applicable U.S. income tax treaty.

Information Reporting and Backup Withholding.

Information reporting requirements may apply to payments made to U.S. Holders in connection with the Offer and the Merger. Backup withholding currently at a rate of 28% may apply to payments pursuant to the Offer or the Merger, whichever is applicable, unless a U.S. Holder furnishes its taxpayer identification number, certifies that such number is correct, certifies that such U.S. Holder is not subject to backup withholding and otherwise complies with the applicable requirements of the backup withholding rules. Certain U.S. Holders, including corporations, are generally not subject to backup withholding and information reporting requirements, provided they properly demonstrate their eligibility for exemption. U.S. persons that are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Each Non-U.S. Holder must submit an appropriate, properly completed Internal Revenue Service Form W-8BEN, W-8BEN-E or W-8ECI (or successor form), as the case may be, certifying, under penalties of perjury, to such Non-U.S. Holder’s foreign status in order to establish an exemption from backup withholding. Backup withholding is not an additional tax. Any amounts withheld under backup withholding rules from a payment to a holder will be allowed as a credit against such holder’s U.S. federal income tax and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS. Holders are encouraged to consult their own tax advisors to determine whether they are exempt from these backup withholding requirements and the procedure for obtaining such exemption.

6.	Price Range of Shares; Dividends.

The Shares are listed and principally traded on the NYSE under the symbol “ATHL.” The Shares have been listed on the NYSE since August 2, 2013.

The following table sets forth, for the calendar quarters indicated, the high and low sales prices per Share on the NYSE as reported on the NYSE(1):

	High	Low
Year Ended December 31, 2013:
Third Quarter (beginning August 2, 2013)	$33.98	$25.25
Fourth Quarter	34.59	26.91
Year Ended December 31, 2014:
First Quarter	38.49	26.97
Second Quarter	48.77	33.53
Third Quarter	58.38	40.93
Fourth Quarter (through October 9, 2014)	$58.44	$57.89

(1)	Source: Bloomberg L.P.

According to Athlon, as of October 6, 2014, there were (a) 97,134,446 issued and outstanding Shares, (b) 1,767,619 Shares (at maximum performance levels) subject to outstanding awards of Athlon Restricted Shares, (c) 560,797 Shares (at maximum performance levels) subject to outstanding awards of Athlon RSUs and (d) 1,855,563 units of Athlon Holdings LP exchangeable for 1,855,563 Shares pursuant to the Exchange Agreement (as defined below).

The Offer Price of $58.50 per Share represents an approximate:

•	25% premium to the closing price per Share reported on the NYSE on September 26, 2014, the last full trading day before we announced the execution of the Merger Agreement and the Offer;

•	28% premium over the average trading price for the Shares for the 20 trading-day period ending on September 26, 2014; and

•	193% premium on the initial public offering price for the Shares on August 1, 2013.

On October 9, 2014, the last trading day before we commenced the Offer, the closing price of Shares reported on the NYSE was $58.09 per Share.

We encourage you to obtain a recent quotation for Shares before deciding whether to tender your Shares.

Athlon has never declared or paid cash dividends with respect to the Shares. Under the terms of the Merger Agreement, Athlon is not permitted to declare or pay any dividend in respect of the Shares without Encana’s prior written consent. See Section 11—“The Merger Agreement; Other Agreements—The Merger Agreement—Conduct of Business of Athlon.”

7.	Certain Information Concerning Athlon.

Except as otherwise set forth in this Offer to Purchase, the information concerning Athlon contained in this Offer to Purchase has been taken from or based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto.

General. Athlon was formed on April 1, 2013, and is a Delaware corporation. The principal executive offices of Athlon are located at 420 Throckmorton Street, Suite 1200, Fort Worth, Texas 76102, and the telephone number is (817) 984-8200.

Athlon is an independent exploration and production company focused on the acquisition, development, and exploitation of unconventional oil and liquids-rich natural gas reserves in the Permian Basin. The Permian Basin spans portions of Texas and New Mexico and is composed of three primary sub-basins: the Delaware Basin, the Central Basin Platform and the Midland Basin. All of Athlon’s properties are located in the Midland Basin. Athlon’s drilling activity is focused on the low-risk vertical development of stacked pay zones, including the Clearfork, Spraberry, Wolfcamp, Cline, Strawn, Atoka and Mississippian formations, which are referred to collectively as the Wolfberry play, and horizontal development of the Wolfcamp. Athlon is a returns-focused organization and has targeted the Wolfberry play in the Midland Basin because of its favorable operating environment, consistent reservoir quality across multiple target horizons, long-lived reserve characteristics and high drilling success rates.

Available Information. Athlon files annual, quarterly and current reports, proxy statements and other information with the SEC. Athlon’s SEC filings are available to the public over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document Athlon files with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Athlon maintains a website at www.athlonenergy.com. These website addresses are not intended to function as hyperlinks, and the information contained on Athlon’s website and on the SEC’s website is not incorporated by reference in this Offer to Purchase and you should not consider it a part of this Offer to Purchase.

8.	Certain Information Concerning Purchaser and Encana.

Purchaser. We are a Delaware corporation and an indirect wholly owned subsidiary of Encana and were formed solely for the purpose of engaging in the transactions contemplated by the Merger Agreement, including the Offer and the Merger. To date, we have not carried on any activities other than those related to our formation, the Merger Agreement, the Offer and the Merger. We have minimal assets and liabilities other than the contractual rights and obligations as set forth in the Merger Agreement and certain related agreements. Following the consummation of the Offer and the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, we will merge with and into Athlon, with Athlon continuing as the Surviving Corporation. Our principal executive offices are located at 370 – 17 Street, Suite 1700, Denver, CO 80202. Our business telephone number is (303) 623-2300.

Encana. Encana is a Canadian corporation. The business address of Encana is Suite 4400, 500 Centre Street SE, PO Box 2850, Calgary, Alberta, Canada T2P 2S5. The business telephone number for Encana is (403) 645-2000.

Encana is a leading North American energy producer that is focused on developing its strong portfolio of diverse resource plays producing natural gas, oil and natural gas liquids (“NGLs”). Encana’s operations also include the marketing of natural gas, oil and NGLs. All of Encana’s reserves and production are located in North America.

Additional Information. Certain information concerning the directors and executive officers of Encana is set forth in Annex A to this Offer to Purchase and certain information concerning our directors and executive officers is set forth in Annex B to this Offer to Purchase.

Except pursuant to the Tender Support Agreements and as set forth elsewhere in this Offer to Purchase (including Section 10—“Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with Athlon,” Section 11—“The Merger Agreement; Other Agreements,” Annex A and Annex B and as set forth below): (i) neither we nor Encana nor, to our knowledge or the knowledge of Encana after reasonable inquiry, any of the persons or entities listed in Annex A or Annex B, or any associate or affiliate of the foregoing, beneficially owns or has a right to acquire any Shares or any other equity securities of Athlon, (ii) neither we nor Encana nor, to our knowledge or the knowledge of Encana after reasonable inquiry, any of the persons or entities referred to in clause (i) has effected any transaction in the Shares or any other equity securities of Athlon during the 60-day period preceding the date of this Offer to Purchase, (iii) neither we nor Encana nor, to our knowledge or the knowledge of Encana after reasonable inquiry, any of the persons listed on Annex A or Annex B, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Athlon, (iv) during the two years prior to the date of this Offer to Purchase, there have been no transactions between us and Encana, its subsidiaries or, to our knowledge or the knowledge of Encana after reasonable inquiry, any of the persons listed in Annex A and Annex B, on the one hand, and Athlon or any of its executive officers, directors or affiliates, on the other hand, (v) during the two years prior to the date of this Offer to Purchase, there have been no negotiations, transactions or contracts between us, Encana, our or its subsidiaries or, to our knowledge or the knowledge of Encana after reasonable inquiry, any of the persons listed in Annex A and Annex B, on the one hand, and Athlon or any of its executive officers, directors or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets, (vi) there are no present or proposed material agreements, arrangements, understandings or relationships between us, Encana or any of our or its respective executive officers, directors or affiliates, on the one hand, and Athlon or any of its executive officers, directors or affiliates, on the other hand, and (vii) during the past five years, neither we nor Encana nor, to our knowledge or the knowledge of Encana after reasonable inquiry, any of the persons or entities listed in Annex A or Annex B, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining it from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

On September 30, 2014, Encana completed the sale of its Bighorn assets in Alberta to Jupiter Resources Inc., a company controlled by funds directly or indirectly managed by Apollo Global Management, LLC and its subsidiaries, for $1.8 billion, pursuant to an asset sale agreement dated as of June 26, 2014. Funds directly or indirectly managed by Apollo Global Management, LLC and its subsidiaries beneficially own 24.9% of all outstanding Shares (on a fully diluted basis) and have entered into Tender Support Agreements with Encana, pursuant to which they have agreed, among other things, to tender their Shares to the Offer. See Section 11—“The Merger Agreement; Other Agreements—Tender Support Agreements.” In addition, three individuals affiliated with Apollo Global Management, LLC are members of the Athlon Board.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we and Encana have filed with the SEC a Tender Offer Statement on Schedule TO (as amended, which we refer to as the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO and such documents are available to the public over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document filed by us and/or Encana with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Encana maintains a website at www.encana.com. These website addresses are not intended to function as hyperlinks, and the information contained on Encana’s website and on the SEC’s website is not incorporated by reference in this Offer to Purchase and you should not consider it a part of this Offer to Purchase.

9.	Source and Amount of Funds.

We estimate that we will need approximately $6 billion to purchase all Shares pursuant to the Offer and the Merger and to pay related fees and expenses. Encana, our parent company, will provide us with sufficient funds to purchase all Shares validly tendered in the Offer and will provide funding for our acquisition of the remaining Shares in the Merger. Encana expects to fund such cash requirements from its available cash on hand.

We do not believe that our financial condition is relevant to a decision by a holder of Shares whether to tender Shares and accept the Offer because: (i) the Offer is being made for all Shares solely for cash; (ii) in light of Encana’s financial capacity in relation to the amount of consideration payable in the Offer and as described above, Encana will provide us with sufficient funds immediately available to purchase all validly tendered Shares in the Offer and not properly withdrawn; (iii) the consummation of the Offer is not subject to any financing condition; and (iv) if the Offer is consummated, we will acquire all remaining Shares in the Merger for the same cash price as was paid in the Offer (that is, the Offer Price).

10.	Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with Athlon.

In November 2013, the board of directors of Encana (the “Encana Board”) announced a new strategy to put Encana on track to be a leading North American resource play company. Among the key elements of Encana’s strategy are focusing Encana’s capital investment in oil and liquids-rich resource plays in North America and growing liquids production to build greater commodity diversity in its portfolio while retaining significant high quality natural gas resource options. In implementing this strategy, Encana has embarked on several significant acquisitions and dispositions, including its acquisition in the Eagle Ford in Texas, the disposition of its Jonah assets in Wyoming and its Bighorn assets in Alberta and the initial public offering and disposition of PrairieSky Royalty Ltd.

Having studied North America’s premier basins, Encana identified the Permian as a resource play in which Encana may wish to invest. With the assistance of Encana’s financial advisor, Tudor, Pickering, Holt & Co. Advisors, LLC (“TPH”), Encana then identified Athlon, among others, as a potential acquisition candidate in the Permian. Encana also retained Barclays Capital Inc. (“Barclays”) as an additional financial advisor, and Paul, Weiss, Rifkind, Wharton & Garrison LLP (“Paul, Weiss”) and Vinson & Elkins LLP as external legal counsel, in connection with a potential acquisition.

On July 23, 2014, Encana senior management presented various alternatives to the Encana Board, including a potential acquisition in the Permian, and discussed approaching Athlon.

On August 6, 2014, a representative of TPH attempted to contact Robert C. Reeves, Chairman, President and Chief Executive Officer of Athlon, but Mr. Reeves was unavailable to speak. On August 7, 2014, the representative of TPH reached Mr. Reeves by telephone and inquired whether Athlon would be interested in exploring a potential transaction in which Encana would acquire all of the outstanding Shares. Mr. Reeves indicated that the Athlon Board had not been considering a sale of the company but agreed to have dinner with Doug Suttles, President and Chief Executive Officer of Encana.

On August 11, 2014, Mr. Reeves and Mr. Suttles had dinner in Grapevine, Texas. At that dinner, Mr. Suttles indicated that Encana would be interested in pursuing an acquisition of Athlon at a price of $52.00 per Share in cash. Mr. Suttles also indicated that, while Encana was very interested in pursuing a potential transaction with Athlon, if Athlon chose to conduct a pre-signing sale process of any kind Encana would not participate. Mr. Suttles also indicated that Encana would need to conduct a due diligence review of Athlon, and would execute a confidentiality agreement and send a due diligence request list if Athlon was interested in pursuing a potential transaction. Mr. Reeves responded that he would advise the Athlon Board of Encana’s interest in an acquisition of Athlon at a price of $52.00 per Share.

On August 12, 2014, Athlon announced, among other things, its Second Quarter 2014 Financial Results and its entering into of definitive agreements for the acquisition of certain Northern Midland Basin properties.

On August 13, 2014, Mr. Reeves contacted Mr. Suttles by telephone and advised that the Athlon Board had considered Encana’s proposal and was not willing to engage in discussions at the proposed price. While indicating that Athlon would always be open to compelling offers, Mr. Reeves explained that the Athlon Board believed that continuing to execute Athlon’s business plan, which included completion of the recently announced Northern Midland Basin acquisitions, would provide more value to its stockholders than the price proposed by Encana. Mr. Suttles indicated that Encana would need to do further analysis of Athlon’s newly announced acquisitions to make a determination with respect to value.

On August 15, 2014, Mr. Suttles contacted Mr. Reeves by telephone and indicated that Encana would be willing to consider a transaction with Athlon at a price of $52.90 per Share in cash. Mr. Reeves responded that he would advise the Board of Parent’s interest but that he did not believe that the Board would consider a sale of Athlon at a price of $52.90 per Share.

On August 18, 2014, Mr. Reeves contacted Mr. Suttles by telephone and advised that the Athlon Board had considered Encana’s proposal of $52.90 per Share and concluded that it was not satisfactory.

Encana continued to consider various acquisition opportunities with its financial advisors. On August 18, 2014, a representative of TPH contacted Mr. Reeves by telephone to inquire whether Athlon would continue to have discussions regarding a potential acquisition of Athlon by Encana. Mr. Reeves indicated that the Athlon Board had considered Encana’s proposals and concluded they were not satisfactory. Mr. Reeves also indicated that Athlon had retained Goldman Sachs & Co. (“Goldman Sachs”) as financial advisor to assist the Athlon Board in its evaluation of the Encana proposals and suggested that TPH contact Goldman Sachs.

On August 26, 2014, representatives of TPH and Goldman Sachs met in Houston, Texas to discuss the potential acquisition of Athlon by Encana.

On August 27, 2014, a representative of TPH contacted Mr. Reeves by telephone and indicated that Encana continued to be interested in pursuing a potential acquisition of Athlon. The representative of TPH suggested to Mr. Reeves that if Athlon permitted Encana and its advisors to conduct a due diligence review of Athlon, Encana may be able to increase its price.

On August 28, 2014, a representative of Goldman Sachs contacted a representative of TPH by telephone and indicated that the Athlon Board would not consider a sale of Athlon at a price of less than $60.00 per Share. The representative of Goldman Sachs also advised TPH that Evercore Group L.L.C. (“Evercore”) had been retained by Athlon as financial advisor in addition to Goldman Sachs.

On August 29, 2014, a representative of TPH contacted a representative of Evercore. The representative of Evercore indicated that the Athlon Board would not consider a sale of Athlon at a price of less than $60.00 per Share. The representative of TPH responded that Encana was willing to work hard to find more value but in order to do so Encana and its advisors would need to be granted access to non-public information about Athlon so that Encana and its advisors could conduct a full due diligence review of Athlon.

On September 2, 2014, Athlon issued a press release with an update of third quarter operations.

On September 4, 2014, Mr. Suttles contacted Mr. Reeves by telephone and indicated that Encana may be prepared to acquire Athlon at a price of $57.00 per Share but that Encana and its advisors would need to conduct a full due diligence review of Athlon. Mr. Suttles also reiterated that while Encana continued to be very interested in pursuing a potential transaction with Athlon, if Athlon conducted a pre-signing sale process of any kind Encana would not participate. Mr. Reeves advised Mr. Suttles that Athlon’s Board would not consider selling Athlon at a price of less than $60.00 per Share but that the Athlon Board was willing to permit Encana and its advisors to conduct a full due diligence review of Athlon to provide Encana with a basis to increase its price.

On September 4, 2014, representatives of Encana provided a draft Confidentiality Agreement to representatives of Athlon along with a due diligence request list. Representatives of Latham & Watkins LLP, external legal counsel to Athlon (“Latham & Watkins”), and Paul, Weiss then negotiated the terms of the Confidentiality Agreement, and on the morning of September 8, 2014, the parties executed and delivered the Confidentiality Agreement, which was dated as of September 5, 2014.

On the afternoon of September 8, 2014, the Encana Board held a meeting at which Mr. Suttles provided an update on the status of discussions with Athlon.

On September 9, 2014, Encana and its advisors were provided access to Athlon’s electronic data room for the purpose of conducting due diligence on Athlon.

On September 11, 2014, Athlon provided Encana with access to its reserves database. On September 12, 2014, Athlon sent Encana a copy of its 2014 projections and five-year forecast.

On September 14, 2014, representatives of Encana attended a meeting at Athlon’s offices in Fort Worth, Texas to discuss due diligence items.

On September 15, 2014, Paul, Weiss sent Latham & Watkins a draft of the Merger Agreement and a draft of the form of Tender Support Agreement.

On September 15 and September 16, 2014, representatives of Athlon attended a meeting at Encana’s offices in Denver, Colorado to discuss further due diligence items.

On September 17, 2014, Latham & Watkins sent Paul, Weiss a revised draft of the Merger Agreement, which included revised terms regarding the conditions to closing of the Offer, Athlon’s rights to terminate the Merger Agreement, Athlon’s ability to take certain actions with respect to alternative acquisition proposals after the signing of the Merger Agreement (including the addition of a provision providing for a four-week “go shop” period) and the termination fee to be paid to Encana in the event of termination of the Merger Agreement.

On September 19, 2014, representatives of Paul, Weiss and Latham & Watkins had a telephonic discussion regarding the revised draft of the Merger Agreement, in which the representative of Paul, Weiss advised that Encana was not prepared to enter into a Merger Agreement that included a “go shop” provision.

On September 19, 2014, Mr. Suttles and Mr. Reeves had a telephonic discussion regarding the retention by Encana of the non-management employees of Athlon. In that conversation, Mr. Suttles advised Mr. Reeves that Encana would not agree to the inclusion of a “go shop” provision in the Merger Agreement.

On September 19, 2014, Latham & Watkins sent Paul, Weiss a revised draft of the form of Tender Support Agreement, which included revised terms regarding the termination of the Tender Support Agreement.

On September 20, 2014, Paul, Weiss sent Latham & Watkins a further revised draft of the Merger Agreement, which included revised terms regarding the conditions to closing of the Offer, Athlon’s ability to terminate the Merger Agreement, Athlon’s ability to take certain actions with respect to alternative acquisition proposals after the signing of the Merger Agreement (including deletion of the proposed “go shop” provision but inclusion of a “window shop” provision) and the termination fee to be paid to Encana in the event of termination of the Merger Agreement.

On September 22 and 23, 2014, representatives of Paul, Weiss and Latham & Watkins had telephonic discussions regarding the revised draft of the Merger Agreement and the form of Tender Support Agreement.

From September 9, 2014 through September 26, 2014, Encana and its advisors conducted a business, technical, accounting, tax and legal due diligence review of Athlon. Throughout this time, Encana and its advisors requested additional information from Athlon that Athlon provided.

On September 24, 2014, representatives of Encana and Paul, Weiss met with representatives of Athlon and Latham & Watkins in Salt Lake City, Utah. That morning, Mr. Suttles proposed that, subject to certain conditions, Encana would be prepared to acquire Athlon at a price of $58.00 per Share in cash. Mr. Suttles reiterated Encana’s position that it would not agree to the inclusion of a “go shop” in the Merger Agreement and that if the Athlon Board chose to conduct a pre-signing sale process of any kind Encana would not participate. Mr. Suttles also set out other terms of an acquisition of Athlon by Encana, including with respect to the Tender Support Agreements, non-competition covenants from Athlon’s executive officers, a retention plan for Athlon employees and the termination fee to be paid to Encana in the event of termination of the Merger Agreement. Mr. Reeves indicated that the Athlon Board would consider Encana’s proposal.

In the afternoon on September 24, 2014, Mr. Reeves advised Mr. Suttles that the Athlon Board had considered Encana’s proposal and would consider a sale of Athlon at a price of $59.00 per Share. Mr. Reeves also indicated that funds affiliated with Apollo Global Management LLC would not agree to enter into a Tender Support Agreement that did not terminate when the Merger Agreement terminated in accordance with its terms.

Later in the afternoon on September 24, 2014, Mr. Suttles advised Mr. Reeves that Encana was prepared to pay $58.50 per Share and that such price represented Encana’s best and final proposal. Mr. Suttles also advised Athlon as to Encana’s position with respect to other terms in the draft Merger Agreement and draft form of Tender Support Agreement.

In response to a due diligence request from Encana, Athlon provided Encana with sample calculations showing the amounts that would be payable in connection with the proposed transaction by Athlon to certain members of Athlon management under a Tax Receivable Agreement that had been entered into at the time of Athlon’s initial public offering in August 2013. During the day on September 24, 2014, Athlon provided updated sample calculations of the amounts that would be payable under the Tax Receivable Agreement in connection with the proposed transaction, which the parties agreed to later in the afternoon that day.

Late in the afternoon on September 24, 2014, representatives of Latham & Watkins met with representatives of Encana and Paul, Weiss to discuss the unresolved terms in the draft Merger Agreement and draft form of Tender Support Agreement. Latham & Watkins subsequently sent a revised draft of the Merger Agreement to Paul, Weiss.

In the early evening of September 24, 2014, Paul, Weiss sent Latham & Watkins further revised drafts of the Merger Agreement and form of Tender Support Agreement as well as drafts of the form of Non-Exchange Agreement and form of Amendment to Employment Agreement (for a summary of these agreements, see Section 11—“The Merger Agreement; Other Agreements”). That evening, Latham & Watkins sent a draft of Athlon’s disclosure schedules to Paul, Weiss.

Over the course of September 25 and 26, 2014, representatives of the parties and their advisors negotiated the final terms of the various agreements. Representatives of Encana also participated in a field site visit in Midland, Texas, guided by representatives of Athlon.

During the day on September 26, 2014, Paul, Weiss provided proposed final drafts of the form of Tender Support Agreement, form of Non-Exchange Agreement and form of Amendment to Employment Agreement to Latham & Watkins. At the same time, Paul, Weiss and Latham & Watkins negotiated the final terms of the Merger Agreement.

In the morning of September 27, 2014, Paul, Weiss provided a proposed final draft of the Merger Agreement to Latham & Watkins.

Later that day, the Encana Board held a meeting. At the meeting each of TPH and Barclays gave a presentation to the Encana Board. Barclays also provided its written opinion to the Encana Board that, subject to the various assumptions, limitations and qualifications set forth in the opinion, as of the date of the opinion, from a financial point of view the consideration to be paid by Encana pursuant to the Offer was fair to Encana. Subsequently, the Encana Board and the board of directors of Purchaser unanimously approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger.

In the late evening of September 27, 2014, the Merger Agreement was executed and delivered by the parties, and the Tender Support Agreements, Non-Exchange Agreements and Amendment to the Employment Agreements were also executed and delivered by the respective parties to such agreements.

On the morning of September 29, 2014, Encana and Athlon issued a joint press release announcing the execution of the Merger Agreement. A copy of the press release has been filed as Exhibit (a)(5)(i) to the Schedule TO and is incorporated herein by reference.

11.	The Merger Agreement; Other Agreements.

The Merger Agreement

The following is a summary of certain provisions of the Merger Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO and is incorporated herein by reference. Copies of the Merger Agreement and the Schedule TO, and any other filings that we make with the SEC with respect to the Offer or the Merger, may be obtained in the manner set forth in Section 8—“Certain Information Concerning Purchaser and Encana—Available Information.” Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below.

Explanatory Note Regarding the Merger Agreement

The Merger Agreement is included to provide you with information regarding its terms. Factual disclosures about Encana, us and Athlon or any of their respective affiliates contained in this Offer to Purchase or in their respective public reports filed with the SEC, as applicable, may supplement, update or modify the factual disclosures about Encana, us and Athlon or any of their respective affiliates contained in the Merger Agreement. The representations, warranties and covenants made in the Merger Agreement by Encana, us and Athlon were qualified and subject to important limitations agreed to by Encana, us and Athlon in connection with negotiating the terms of the Merger Agreement. In particular, in your review of the representations and warranties contained in the Merger Agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purposes of establishing the circumstances in which a party to the Merger Agreement may have the right not to consummate the Offer or the Merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the Merger Agreement, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases representations, warranties and agreements of Athlon are qualified by disclosures set forth in schedules that were provided by Athlon to us and Encana but are not publicly filed as part of the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this Offer to Purchase, may have changed since the date of the Merger Agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this Offer to Purchase.

The Offer

The Merger Agreement provides that we will commence the Offer as promptly as practicable after (and in any event within ten business days of) the date of the Merger Agreement, provided that Athlon timely provides to Encana and us all information concerning Athlon and its subsidiaries and stockholders that may be required for our commencement of the Offer. Subject to the satisfaction of the Minimum Condition and the satisfaction or waiver by us of the other conditions that are described in Section 15—“Conditions to the Offer,” we will (and Encana will cause us to), consummate the Offer as promptly as practicable after the Expiration Date, and promptly accept for payment and promptly thereafter pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer after the Expiration Date. The initial Expiration Date will be 12:00 midnight, New York City time, on November 7, 2014 (one minute after 11:59 P.M., New York City time, on November 7, 2014).

Terms and Conditions of the Offer

Our obligations to accept for payment, and pay for, any Shares tendered pursuant to the Offer are subject to the conditions set forth in Section 15—“Conditions to the Offer.” The Offer conditions are for the sole benefit of Encana and us, and we or Encana may waive, in whole or in part, any condition to the Offer from time to time, in our or its sole discretion, provided that we and Encana may not waive the Minimum Condition, or amend or modify any of the other conditions in the Offer in a manner that adversely affects Athlon stockholders generally, in each case, without the prior written consent of Athlon.

Extensions of the Offer

The Merger Agreement provides that we will extend the Offer (i) for successive extension periods of not more than 20 business days each (subject to the foregoing, the length of each such period to be determined by Encana in its sole discretion), or such other number of business days as we, Encana and Athlon may agree, in order to permit the satisfaction of all remaining conditions (subject to our and Encana’s right to waive any condition to the Offer (other than the Minimum Condition) in accordance with the Merger Agreement), if at any scheduled Expiration Date, any condition to the Offer has not been satisfied or waived (other than the Minimum Condition, which we and Encana may not waive without Athlon’s consent), and (ii) for any period or periods required by applicable law or any interpretation or position of the SEC or its staff or the NYSE or its staff, provided that we are not obligated to extend the Offer beyond January 31, 2015, unless such date is extended to, but not beyond, March 31, 2015, to the extent necessary to satisfy the HSR Condition or the Injunction Condition (as defined in Section 15—“Conditions to the Offer”) as summarized below in Section 11—“The Merger Agreement; Other Agreements—The Merger Agreement—Termination of the Merger Agreement.”

Athlon Board Recommendation

The Athlon Board has, at a meeting duly called and held, unanimously (i) determined that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to, advisable and in the best interests of Athlon and its stockholders, (ii) approved and declared advisable the Merger

Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (iii) resolved to recommend that Athlon’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer (item (iii), the “Athlon Board Recommendation”).

The Merger

The Merger Agreement provides that, as promptly as practicable following the consummation of the Offer, subject to the terms and conditions of the Merger Agreement, and in accordance with the DGCL, at the Effective Time:

•	we will be merged with and into Athlon and, as a result of the Merger, our separate corporate existence will cease;

•	Athlon will be the Surviving Corporation in the Merger and will become an indirect wholly owned subsidiary of Encana; and

•	all of our rights, privileges, immunities, powers and franchises and those of Athlon will vest in Athlon as the Surviving Corporation, and all of our liabilities, obligations and restrictions and those of Athlon will become the liabilities, obligations and restrictions of Athlon as the Surviving Corporation.

Application of Section 251(h) of the DGCL. The Merger will be governed by Section 251(h) of the DGCL. Accordingly, after the consummation of the Offer, Encana, we and Athlon have agreed to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable without a meeting of stockholders of Athlon in accordance with Section 251(h) of the DGCL.

Certificate of Incorporation; Bylaws. At the Effective Time, until thereafter amended in accordance with the DGCL and as provided in such certificate of incorporation or bylaws, (i) the certificate of incorporation of Athlon shall be amended in its entirety to read as set forth in Exhibit A of the Merger Agreement, and (ii) we, Encana and Athlon shall cause the bylaws in effect immediately prior to the Effective Time to be the bylaws of the Surviving Corporation, except that the name of the corporation set forth therein will be changed to the name of Athlon.

Changes of Directors and Officers in Connection with the Offer and the Merger. The Merger Agreement provides that, upon request of Encana, Athlon will promptly take all reasonable actions necessary to effect the appointment of Encana’s designees as directors of Athlon at any time after the Acceptance Time, including requesting the directors of Athlon to resign effective at such time and appointing Encana’s designees as such directors’ successors. The Merger Agreement also provides that, from and after the Effective Time, until successors are duly elected and qualified in accordance with the certificate of incorporation and bylaws of the Surviving Corporation, the officers of Athlon immediately prior to the Effective Time will be the officers of the Surviving Corporation. As of the date of this Offer to Purchase, the directors of Purchaser are Sherri A. Brillon, David G. Hill, Andrew L. Rogers and Renee E. Zemljak.

Merger Closing Conditions. Our obligations and the obligations of Encana, on the one hand, and Athlon, on the other hand, to effect the Merger are each subject to the satisfaction of each of the following conditions:

•	no order (whether temporary, preliminary or permanent) of any governmental authority of competent jurisdiction or other applicable law being in effect which makes illegal, restrains, enjoins or otherwise prohibits or prevents the consummation of the Merger; and

•	Purchaser (or Encana on Purchaser’s behalf) having accepted for payment all of the Shares validly tendered pursuant to the Offer and not withdrawn.

Merger Consideration. At the Effective Time, each Share then outstanding (other than Shares that are held by any stockholders who properly demand appraisal in connection with the Merger as described in Section 17—“Certain Legal Matters; Regulatory Approvals—Appraisal Rights”) will be converted into the right to receive the Offer Price, without interest, less any applicable withholding taxes, except for Cancelled Shares, which will be cancelled and retired and will cease to exist, and no consideration will be delivered in exchange therefor.

Payment for Shares. Prior to the Effective Time, Encana will designate, pursuant to the terms of the Merger Agreement, a reputable bank or trust company that is reasonably acceptable to Athlon to act as paying agent (in such capacity, the “Paying Agent”) for the payment of (i) the consideration payable in the Merger in respect of each Share outstanding immediately prior to the Effective Time represented by a Share Certificate or a book-entry position (“Book-Entry Shares”) (other than Shares that are held by any stockholders who properly demand appraisal in connection with the Merger as described in Section 17—“Certain Legal Matters; Regulatory Approvals—Appraisal Rights,” any Cancelled Shares, any Employee Restricted Shares (as defined below) and any Employee Athlon RSUs (as defined below)) (each, an “Eligible Share”), which is an amount per Share in cash equal to the Offer Price, and (ii) without duplication, the aggregate Restricted Share Consideration (as defined below) and aggregate RSU Consideration (as defined below) payable by the Paying Agent pursuant to the Merger Agreement and described in “—Treatment of Athlon Restricted Shares and Athlon RSUs” below. Substantially concurrent with the Effective Time, Encana will deposit or cause to be deposited with the Paying Agent cash in an amount sufficient to pay the aggregate consideration, aggregate Restricted Share Consideration and aggregate RSU Consideration payable in connection with the Merger.

As soon as reasonably practicable after the Effective Time and in any event not later than the third business day following the Effective Time, Encana will cause to be sent to each holder of Shares represented by a Share Certificate (other than Shares that are held by any stockholders who properly demand appraisal in connection with the Merger, any Cancelled Shares, any Employee Restricted Shares and any Employee Athlon RSUs) (i) a Letter of Transmittal (which will specify that delivery will be effected, and risk of loss and title to the Share Certificates will pass, only upon proper delivery of the Share Certificates (or effective affidavits of loss in lieu thereof) to the Paying Agent) for use in effecting delivery of Shares to the Paying Agent and (ii) instructions for use in effecting the surrender of Share Certificates (or effective affidavits of loss in lieu thereof) in exchange for the consideration payable to such holder in connection with the Merger. No holder of Book-Entry Shares will be required to deliver a Share Certificate or a Letter of Transmittal to the Paying Agent in order to receive the consideration payable to such holder in connection with the Merger in respect of such Book-Entry Shares.

The Paying Agent will promptly pay the consideration payable in connection with the Merger to the holders of Eligible Shares only upon (i) surrender to the Paying Agent of a Share Certificate for Shares held in certificate form (or an affidavit of loss in lieu thereof), together with a duly completed and validly executed Letter of Transmittal in accordance with the instructions therein, and such other documents as may be reasonably required pursuant to such instructions or (ii) delivery to the Paying Agent of an Agent’s Message in respect of Book-Entry Shares (or such other evidence, if any, of transfer as the Paying Agent may reasonably request). Each Share Certificate or Book-Entry Share so surrendered will forthwith be cancelled. Interest will not be paid or accrue in respect of the consideration payable in the Merger. The Surviving Corporation will reduce the amount of any consideration payable in the Merger paid to the stockholders by any applicable withholding taxes.

If any cash payment is to be made to a person other than the person in whose name the applicable surrendered Share Certificate is registered, such payment will only be made if the person requesting such payment pays any transfer taxes required by reason of the making of such cash payment to a person other than the registered holder of the surrendered Share Certificate or provides evidence that such tax has been paid or is not payable to the satisfaction of the Paying Agent.

If any cash deposited with the Paying Agent is not claimed by stockholders or holders of Cashed Out Athlon Restricted Shares (as defined in “—Treatment of Athlon Restricted Shares and Athlon RSUs” below) or Cashed Out Athlon RSUs (as defined in “—Treatment of Athlon Restricted Shares and Athlon RSUs” below) within one year following the Effective Time, such cash will be returned to Encana upon demand, and (i) any stockholders who have not theretofore complied with Share exchange procedures in the Merger Agreement and (ii) any holders of Cashed Out Athlon Restricted Shares or Cashed Out Athlon RSUs who have not received their Restricted Share Consideration or RSU Consideration, as applicable, will thereafter look only to Encana for payment, without interest, less any applicable withholding taxes, of consideration payable in the Merger in respect of such Stockholder’s cancelled shares, Restricted Share Consideration in respect of such holder’s Cashed

Out Athlon Restricted Shares, or the RSU Consideration in respect of such holder’s Cashed Out Athlon RSUs. Notwithstanding the foregoing, neither Encana nor Athlon will be liable to any person for any consideration payable in the Merger, Restricted Share Consideration or RSU Consideration, as applicable, delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

The transmittal instructions will include instructions if the stockholder has lost a Share Certificate or if it has been stolen or destroyed. The stockholder will have to provide an affidavit to that fact and, if required by Encana or us, post a bond in such reasonable amount as we may reasonably direct, as indemnity against any claim that may be made against it in respect of such Share Certificate.

Treatment of Athlon Restricted Shares and Athlon RSUs

Athlon Restricted Shares. At the Effective Time, each Athlon Restricted Share that is outstanding and unvested as of immediately prior to the Effective Time (“Cashed Out Athlon Restricted Share”) will automatically vest and the restrictions with respect thereto shall lapse, and the maximum number of Shares subject to such grant of Athlon Restricted Shares shall be converted into the right to receive an amount in cash equal to the merger consideration payable to the holders thereof without interest (the “Restricted Share Consideration”). Any person entitled to Restricted Share Consideration (i) who is a current or former employee of Athlon and its subsidiaries (“Employee Restricted Shares”) will be paid through the payroll system of Athlon in not less than three business days following the Closing; and (ii) who is not a current or former employee of Athlon and its subsidiaries shall be paid through the Paying Agent.

Athlon RSUs. At the Effective Time, each Athlon RSU that is outstanding and unvested as of immediately prior to the Effective Time (“Cashed Out Athlon RSU”) will be cancelled, and the maximum number of Shares subject to such grant of Athlon RSUs shall be converted into the right to receive an amount in cash equal to the merger consideration payable to the holders thereof without interest (the “RSU Consideration”). Any person entitled to RSU Consideration (i) who is a current or former employee of Athlon and its subsidiaries (“Employee Athlon RSUs”) will be paid through the payroll system of Athlon in not less than three business days following the Closing and (ii) who is not a current or former employee of Athlon and its subsidiaries shall be paid through the Paying Agent.

Representations and Warranties

The Merger Agreement contains representations and warranties of Encana, us and Athlon.

Some of the representations and warranties in the Merger Agreement made by Athlon are qualified as to “materiality” or “Material Adverse Effect.” For purposes of the Merger Agreement, any change, event, circumstance or development will be deemed to have a “Material Adverse Effect” on Athlon and its subsidiaries, taken as a whole, if such change, event, circumstance or development, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the business, financial condition, results of operations, assets or liabilities of Athlon and its subsidiaries, taken as a whole; provided, however, that no changes, events, circumstances or developments attributable to or resulting from any of the following will be deemed to be, or taken into account in determining whether there has been or would reasonably be expected to be, a Material Adverse Effect:

(i)	changes, events, circumstances or developments in or affecting general economic conditions or the securities, credit or financial markets in general (including commodity prices, interest rates and exchange rates);

(ii)	changes, events, circumstances or developments generally affecting the industry in which any of Athlon and its subsidiaries operate;

(iii)	changes or developments in generally accepted accounting principles in the United States (“GAAP”), other applicable accounting rules or applicable laws, or the enforcement or interpretation thereof, or changes or developments in political, regulatory or legislative conditions;

(iv)	changes, events, circumstances or developments resulting from any weather-related or other force majeure event or natural disaster (including hurricane, tornado, flood, earthquake, tsunami or volcano eruption) or outbreak or escalation of hostilities or acts of war (whether or not declared) or act of terrorism;

(v)	the execution, delivery, announcement or pendency of the Merger Agreement, Athlon’s compliance with the terms of the Merger Agreement or the transactions contemplated thereby or the anticipated consummation of the Offer and the Merger;

(vi)	any legal proceedings brought by any current or former stockholders of Athlon (on their own behalf or on behalf of Athlon) arising out of or related to the Merger Agreement or any of the transactions contemplated thereby;

(vii)	any action taken or not taken, in each case, at the written request of Encana and us;

(viii)	any failure by Athlon and its subsidiaries to meet any internal or published projections, forecasts or estimates or analysts’ expectations in respect of revenues, cash flow, earnings or other financial or operating metrics for any period; or

(ix)	any adverse change in the market price or trading volume of Shares or debt securities of the Company or in Athlon’s credit rating;

except that, (A) in the case of clauses (i), (ii), (iii) and (iv), any change, event, circumstance or development referred to shall not be excluded to the extent the same disproportionately affects (individually or together with other changes, events, circumstances or developments) Athlon and its subsidiaries, taken as a whole, as compared to other similarly situated entities operating in the same industry in which Athlon and its subsidiaries operate; and (B) in the case of clauses (viii) and (ix), any underlying cause of such failure or adverse change shall not be excluded unless otherwise excepted under clauses (i) through (vii).

In the Merger Agreement, Athlon has made customary representations and warranties to Encana and us with respect to, among other things:

•	the due incorporation, valid existence, good standing and qualification to do business of Athlon and its subsidiaries;

•	the corporate authority and power of Athlon to perform its obligations under the Merger Agreement;

•	the inapplicability of a stockholder vote required to authorize or adopt the Merger Agreement or to consummate the transactions contemplated by the Merger Agreement;

•	the governmental authorizations necessary in connection with Athlon’s obligations under the Merger Agreement;

•	the absence of any conflict between the execution of the Merger Agreement and the consummation of the Offer and the Merger, on the one hand, and the organizational or governing documents or certain agreements of Athlon and its subsidiaries or applicable laws, on the other hand;

•	Athlon’s capitalization;

•	Athlon’s SEC filings and financial statements;

•	the absence of certain changes or events;

•	the absence of certain material undisclosed liabilities;

•	material contracts and the absence of any defaults under material contracts;

•	compliance with applicable laws and regulatory requirements, including possession of all governmental licenses and permits necessary to conduct its business;

•	the absence of any material litigation or other legal proceedings, claims or investigations;

•	oil and gas interests and title thereto;

•	real property and equipment and title to assets;

•	reserve reports concerning the oil and gas interests of Athlon;

•	intellectual property matters;

•	insurance coverage;

•	tax matters, including filings of material tax returns and payment of material taxes;

•	employee benefit matters, including the status of employee benefit plans;

•	environmental matters, including compliance of Athlon and its subsidiaries with applicable environmental laws;

•	the absence of certain undisclosed transactions with affiliates;

•	parties entitled to financial advisory fees based on Athlon’s arrangements;

•	the receipt by the Athlon Board of a fairness opinion from Goldman Sachs;

•	the inapplicability of any anti-takeover law to the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement; and

•	the accuracy of information supplied by Athlon for inclusion in this Offer to Purchase, and the absence of material untrue statements or omissions in the Schedule 14D-9.

In the Merger Agreement, we and Encana have made customary representations and warranties to Athlon with respect to, among other things:

•	the due incorporation, valid existence, good standing and qualification to do business of Encana and us;

•	the corporate authority and power of Encana and us to perform our obligations under the Merger Agreement;

•	the governmental authorizations necessary in connection with the obligations of Encana and us under the Merger Agreement;

•	the absence of any conflict between the execution of the Merger Agreement and the consummation of the Offer and the Merger, on the one hand, and our organizational or governing documents and those of Encana, applicable laws or certain of our agreements and those of Encana, on the other hand;

•	the absence of any material transaction-related litigation or other legal proceedings, claims or investigations;

•	lack of ownership of Shares by Encana, us or our subsidiaries;

•	availability of funds necessary to perform our respective obligations under the Merger Agreement, including the payment of the aggregate Offer Price and consideration payable in the Merger;

•	our organization, business activities and capitalization; and

•	the accuracy of information supplied by Encana and us for inclusion in the Schedule 14D-9, and the absence of material untrue statements or omissions in this Offer to Purchase.

None of the representations and warranties contained in the Merger Agreement survive the consummation of the Merger.

Conduct of Business of Athlon

The Merger Agreement provides that, except as expressly required by the Merger Agreement, as required by applicable law, or otherwise with the prior written consent of Encana (which consent will not be unreasonably withheld, conditioned or delayed), from the date of the Merger Agreement until the earlier of the Effective Time or the termination of the Merger Agreement pursuant to its terms, Athlon will, and will cause each of its subsidiaries to, conduct the business of Athlon and its subsidiaries, taken as a whole, in the ordinary course consistent with past practice and, to the extent consistent therewith, use its (and cause each of its subsidiaries to use their) reasonable best efforts to (i) preserve intact the present business organization of Athlon and its subsidiaries, (ii) maintain in effect all material licenses, permits and authorizations of Athlon and its subsidiaries, (iii) keep available the services of present officers and key employees of Athlon and its subsidiaries and (iv) preserve intact the material relationships of Athlon and its subsidiaries with customers, suppliers, distributors and employees.

In addition, during the same period, except as expressly required by the Merger Agreement, as required by applicable law, or otherwise with the prior written consent of Encana (which consent will not be unreasonably withheld, conditioned or delayed), Athlon will not, and will not permit any of its subsidiaries to, take certain actions (subject to certain further exceptions to the individual restrictions set forth in the Merger Agreement, including, in certain circumstances, exceptions relating to Athlon’s ordinary course of business consistent with past practice), including the following:

•	adopt or propose any change to its certificate of incorporation (including by filing a certificate of designation), certificate of formation, bylaws, partnership agreement, operating agreement or other similar organizational documents (whether by merger, consolidation, acquisition of stock or assets or otherwise);

•	merge or consolidate Athlon or any of its subsidiaries with any other entity, or restructure, reorganize or liquidate all or a part of its assets, other than sales of hydrocarbons in the ordinary course of business;

•	(i) declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of (A) any capital stock or other security of Athlon or its subsidiaries, (B) any instrument convertible into or exchangeable for any capital stock or other security of Athlon or its subsidiaries or (C) any option, call, warrant, share of phantom stock or phantom stock right, stock purchase or stock appreciation right, restricted stock unit, performance stock unit or right to acquire any capital stock or other security of Athlon or its subsidiaries (collectively, “Acquired Athlon Securities”), or redeem, repurchase or otherwise acquire, or offer to redeem, repurchase or otherwise acquire or subdivide, reclassify, recapitalize, split, combine or exchange or enter into any similar transaction with respect to, any Acquired Athlon Securities, or issue or authorize or propose the issuance of any other securities in respect of, or in lieu of or in substitution for, shares of any Acquired Athlon Securities or other securities, other than (x) pro rata dividends and pro rata distributions paid by any subsidiary of Athlon to any of Athlon or its subsidiaries, (y) purchases, redemptions or other acquisitions of Athlon Securities or its subsidiaries (1) required by the terms of the Athlon Stock Plan, (2) required by the terms of any contracts existing on the date of the Merger Agreement between any of Athlon or its subsidiaries and any director or employee thereof, or (3) required by the terms of the Exchange Agreement (as defined in Section 11—“The Merger Agreement; Other Agreements—Non-Exchange Agreements”); or (ii) enter into any agreement with respect to the voting of its capital stock or other equity interests;

•	(i) issue, deliver, sell, pledge, dispose of, grant, transfer, encumber or authorize the issuance, delivery, sale, pledge, disposition, grant, transfer or encumbrance of, any Acquired Athlon Securities other than (A) the issuance of any Shares pursuant to the terms of each Athlon Restricted Share, Athlon RSU and other equity-based award denominated in Athlon common stock pursuant to the Athlon Stock Plan that, in each case, are outstanding on the date of the Merger Agreement or (B) the issuance of securities of any subsidiary of Athlon to Athlon or any other subsidiary of Athlon, or (ii) amend any term of any Acquired Athlon Security (whether by merger, consolidation or otherwise), including an amendment of an award under the Athlon Stock Plans to provide for acceleration of vesting as a result of the Merger or a termination of employment or service related to the Merger (other than pursuant to the terms of any employee plan in effect on the date of the Merger Agreement);

•	except as described in Athlon’s development plan, incur any capital expenditures in excess of $4,000,000 in the aggregate in any fiscal quarter;

•	acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets (including any intangible assets), securities, properties, interests or businesses other than in the ordinary course of business consistent with past practice;

•	sell, lease, assign, license, mortgage or otherwise transfer, or create or incur any lien (other than certain permitted liens), or pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any of the assets (including any intangible assets), licenses, operations, rights, securities, properties, interests or businesses of Athlon and its subsidiaries other than in the ordinary course of business consistent with past practice;

•	make any loans, advances or capital contributions to, or investments in, any person or entity (other than Athlon or its subsidiaries and other than advances to employees for travel and other business expenses in the ordinary course of business consistent with past practice);

•	enter into any contract or transaction with (including the making of any payment to) certain related persons (other than Athlon or its subsidiaries) or an affiliate of such related persons (other than Athlon or its subsidiaries), in each case of a type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act of 1933, as amended (the “Securities Act”);

•	create, incur, assume, guarantee, endorse, suffer to exist or otherwise be liable with respect to any indebtedness for borrowed money, issue or sell any debt securities or warrants or other rights to acquire any debt security of Athlon or its subsidiaries or enter into any “keep well” or other contract to maintain any financial statement condition of another person or entity other than (i) the Amended and Restated Credit Agreement dated March 19, 2013, by and among Athlon Holdings LP, Bank of America, N.A., as administrative agent, collateral agent, swingline lenders and an issuing bank, and other lenders from time to time party thereto, as amended and in effect on the date of the Merger Agreement (the “Subsidiary Credit Agreement”), (ii) letters of credit issued and maintained by Athlon in the ordinary course of business consistent with past practice or (iii) loans or advances between Athlon and its subsidiaries consistent with past practice;

•	enter into any contract that would have been considered a material contract required to be disclosed to Encana had it been entered into prior to the date of the Merger Agreement, amend or modify in any material respect or terminate or default under any material contract or otherwise waive, release or assign any material rights, claims or benefits of Athlon or its subsidiaries thereunder, in each case (other than in the case of a default), other than in the ordinary course of business consistent with past practice and except for renewals or terminations in accordance with the terms of any material contract, or enter into any contract for terminal, storage, transportation, processing or gathering services, or dedications or commitments relating to such services (including any dedication of production or acreage or revenue, volumetric or capacity commitments), other than any such contract with a term of less than 60 days;

•

except as required pursuant to any employee plan or other agreement in effect prior to the date of the Merger Agreement or as required by applicable law: (i) grant or increase any retention, deal bonus, change-in-control, severance or termination pay to (or amend any existing arrangement with) any retired, former or current employees, officers, consultants, independent contractors or directors of any of Athlon or its subsidiaries (“Service Providers), (ii) increase compensation or benefits payable under any existing change-in-control, severance or termination pay policies, (iii) establish, adopt or amend any employee plan, (iv) enter into any collective bargaining agreement or other agreement with a labor union, works council or similar organization, (v) increase in any manner compensation, bonus, commission or other benefits payable to any Service Provider of any of Athlon or its subsidiaries, (vi) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under any employee plan, to the extent not already provided in any such employee plan, (vii) materially change any actuarial or other assumptions used to calculate funding obligations with respect to any employee plan that is required by applicable law to be funded or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP or applicable law, (viii) forgive any loans to any Service Provider of any of Athlon or its subsidiaries, (ix) waive any post-employment restrictive covenant with any Service Provider, (x) vest or waive any restrictions with respect to any equity or equity-based awards, (xi) grant any equity or equity-based awards to Service Providers, (xii) amend or modify any outstanding awards under the company stock plan, or (xiii) grant any gross-up, make-whole or indemnification with respect to or related to Sections 409A or 4999 of the Code;

•	change in any material respect any methods of accounting or accounting practices, policies or procedures of Athlon or its subsidiaries, except as required by concurrent changes in GAAP or SEC rules and regulations, in either case as agreed to by its independent public accountants;

•	settle or compromise, or offer or propose to settle or compromise, any legal proceeding if doing so would (i) require the payment of monetary damages by Athlon or its subsidiaries after the date hereof of any amount in excess of $500,000 per proceeding or $1,000,000 in the aggregate for all such proceedings or (ii) involve any injunctive or other non-monetary relief which, in either case, imposes material restrictions on the business operations of Athlon or its subsidiaries, taken as a whole;

•	except as may be required by applicable law, (i) make, change or revoke any tax election, (ii) file any material amended tax return, (iii) adopt or change any accounting method for taxes, (iv) settle or compromise any material tax claim or tax action, (v) surrender any material claim for a refund of taxes, (vi) enter into any closing agreement relating to taxes, (vii) file any tax return that is inconsistent with past practice or (viii) consent to any extension or waiver of the limitation period applicable to any material tax claim or assessment;

•	fail to timely file any report required to be filed by Athlon or any of its subsidiaries with the SEC or any other governmental authority; or

•	agree, resolve, authorize or commit to do any of the foregoing.

No Solicitation

Athlon has agreed that, except as expressly permitted by the non-solicitation provisions of the Merger Agreement, during the period from the date of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement, it will not, and will not authorize or permit any of its subsidiaries or any of its representatives to, directly or indirectly:

•	solicit, initiate or knowingly encourage any inquiry, expression of interest or proposal by, or offer that constitutes an Acquisition Proposal (as defined below) (or that would reasonably be expected to result in an Acquisition Proposal) from any person other than Encana, us or our respective representatives

•	engage or participate in any discussions or negotiations with any person (other than Encana, us or our representatives) in furtherance of or for the purpose of obtaining any Acquisition Proposal;

•	furnish any information relating to Athlon or its subsidiaries to any person (other than Encana, us or our representatives) in connection with or in response to an Acquisition Proposal;

•	accept any Acquisition Proposal or enter into any agreement, arrangement or understanding relating to any Acquisition Proposal with any person other than Encana, us or our representatives (other than a confidentiality agreement pursuant to the immediately following paragraph); or

•	submit any Acquisition Proposal to the vote of the stockholders of Athlon.

However, prior to the Acceptance Time, Athlon is not prohibited from furnishing information, subject to the entry into a confidentiality agreement pursuant to the terms of the Merger Agreement, with respect to Athlon and its subsidiaries to the person making such Acquisition Proposal and its representatives or participating in discussions or negotiations with the person making such Acquisition Proposal and its representatives regarding such Acquisition Proposal if: (i) Athlon has received an unsolicited, bona fide and written Acquisition Proposal providing for the acquisition of 100% of the outstanding Shares or all or substantially all of the assets of Athlon and its subsidiaries, taken as a whole, in each case, whether by merger, consolidation, acquisition of stock assets or otherwise, from a third party; (ii) such Acquisition Proposal did not result from a breach of any provision of the foregoing paragraph (excluding a breach that is unintentional and does not adversely affect the parties’ ability to consummate the transactions); (iii) the Athlon Board determines in good faith, after consultation with Athlon financial advisors and outside counsel, that such Acquisition Proposal constitutes or could reasonably be expected to result in a Superior Proposal (as defined below); and (iv) after consultation with its outside counsel, the Athlon Board determines in good faith that failure to take such action would be inconsistent with the directors’ fiduciary duties to the stockholders of Athlon under the DGCL.

For purposes of the Merger Agreement, “Acquisition Proposal” means, other than the transactions contemplated by the Merger Agreement, (i) any proposal or offer (other than any proposal or offer by Encana, us or our affiliates) with respect to a merger, consolidation, business combination, recapitalization, reorganization, joint venture, partnership, liquidation, dissolution or similar transaction involving Athlon or its subsidiaries or (ii) any proposal or offer to acquire, by tender offer, share exchange, stock or asset purchase or in any other manner, which, in each case with respect to clauses (i) and (ii), if consummated would result in any person or entity (other than Encana, us or our affiliates) becoming, in one or a series of related transactions, directly or indirectly, the beneficial owner (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) of (A) 20% or more of the total voting power or of any class of equity securities of Athlon or its subsidiaries or, in the case of a transaction described in clause (i), the entity resulting from such transaction or (B) assets (including equity securities of any subsidiary of Athlon) comprising 20% or more of the consolidated revenues, consolidated net income or fair market value of the consolidated total assets of Athlon and its subsidiaries, taken as a whole.

For purposes of the Merger Agreement, “Superior Proposal” means any bona fide and written Acquisition Proposal that would result in any person or entity becoming the beneficial owner (as such term is defined in Rule 13d-3 under the Exchange Act) of 100% of the outstanding Shares or all or substantially all of the assets of Athlon and its subsidiaries, taken as a whole, that the Athlon Board determines in good faith, after consultation with its outside legal counsel and Athlon’s financial advisors, is reasonably likely to be consummated substantially in accordance with its terms, taking into account all legal, financial (including the certainty of any financing) and regulatory aspects of the proposal and the person making the Acquisition Proposal, and if consummated, would be more favorable to Athlon’s stockholders (in their capacity as such) from a financial point of view than the Offer and the Merger, in each case, after taking into account all relevant factors, including all terms and conditions of such Acquisition Proposal and the Merger Agreement (including any adjustment to the terms and conditions of the Merger Agreement agreed to by Encana in writing in response to such Acquisition Proposal).

During the period from the date of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement, Athlon will promptly (and in any event within 48 hours after Athlon’s knowledge of such event) notify Encana orally and in writing (which may be by e-mail) of any expression of interest, proposal or offer with respect to an Acquisition Proposal or any request for discussions or negotiations regarding an Acquisition Proposal that is received from any person or entity or its representatives (other than Encana, us or our representatives) after the date of the Merger Agreement by Athlon, its subsidiaries or their representatives and thereafter will (i) keep Encana reasonably informed, on a prompt basis (and in any event within 48 hours), of any material development regarding the status or terms of any such expressions of interest, proposals or offers (including any amendments thereto) or requests and will reasonably promptly (and in any event within 48 hours) apprise Encana of the status of any such discussions or negotiations and (ii) provide to Encana as soon as reasonably practicable after receipt or delivery thereof (and in any event within 24 hours) copies of all correspondence and other written material sent by or provided to Athlon, its subsidiaries or representatives from any person that describes any of the terms or conditions of any Acquisition Proposal. In connection with such notice, Athlon will indicate the identity of such person or entity and will provide a copy of any such expression of interest, proposal or offer that was received. Without limiting the foregoing, Athlon will notify Encana orally and in writing (which may be by e-mail) if Athlon determines to begin providing information or to engage in discussions or negotiations concerning an Acquisition Proposal, prior to providing any such information or engaging in any such discussions or negotiations.

As of the date of the Merger Agreement, Athlon has agreed, and has agreed to cause each of its subsidiaries and its representatives, to immediately cease, and cause to be terminated any activities, discussions or negotiations with any persons or entities (other than Encana, us and our representatives) ongoing as of the date of the Merger Agreement with respect to any Acquisition Proposal (or that would reasonably be expected to result in an Acquisition Proposal).

Nothing contained in the non-solicitation provisions of the Merger Agreement will prohibit Athlon, or the Athlon Board, directly or indirectly through any representative, from disclosing in the Schedule 14D-9 or otherwise factual information regarding the business, financial condition or results of operations of Athlon and its subsidiaries or the fact that an Acquisition Proposal has been made, the identity of the party making such Acquisition Proposal or the material terms of such Acquisition Proposal, provided that Athlon has in good faith, after consultation with outside counsel, determined that such information, facts, identity or terms is required to be disclosed under applicable law or that failure to make such disclosure would be inconsistent with the fiduciary duties of the Athlon Board under applicable law (such disclosure, a “Permitted Disclosure”). So long as Athlon and its representatives have otherwise complied with the non-solicitation provisions of the Merger Agreement, none of the foregoing will prohibit Athlon and its representatives, at any time prior to the Acceptance Time, from contacting any persons or group of persons that have made an Acquisition Proposal after the date of the Merger Agreement solely to request the clarification of the terms and conditions thereof so as to determine whether the Acquisition Proposal is, or could reasonably be expected to result in, a Superior Proposal, and any such actions will not be a breach of such non-solicitation provisions.

Athlon Board’s Recommendation; Change of Board Recommendation

The Athlon Board has made the Athlon Board Recommendation that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer. The Athlon Board has also agreed to include the Athlon Board Recommendation in the Schedule 14D-9 and consented to the inclusion of the Athlon Board Recommendation in this Offer to Purchase and documents related to the Offer.

In addition, except as expressly permitted by the non-solicitation provisions of the Merger Agreement, neither the Athlon Board nor any committee thereof may take any of the following actions (each, a “Change of Board Recommendation”):

•	withhold, withdraw, qualify or modify, or publicly propose or publicly announce any intention to withhold, withdraw, qualify or modify, in a manner adverse to Encana or us, the Athlon Board Recommendation;

•	fail to include the Athlon Board Recommendation in (or remove from) the Schedule 14D-9;

•	approve, endorse or recommend, or publicly propose or publicly announce any intention to approve, endorse or recommend, any Acquisition Proposal;

•	fail to recommend against acceptance of any tender offer or exchange offer that is publicly disclosed (other than by Encana, us or our affiliates) prior to the date that is four business days after the commencement of such tender or exchange offer pursuant to Rule 14d-2 under the Exchange Act or recommend all stockholders of Athlon tender their respective Shares in such tender offer or exchange offer; or

•	following the date any Acquisition Proposal or any material modification thereto is first made public or sent or given to the stockholders of Athlon, fail to issue a press release stating that the Athlon Board Recommendation has not changed within four business days following Encana’s written request to do so (which request may only be made once with respect to any such Acquisition Proposal and each material modification thereto);

in the case of each of the aforementioned clauses by or on behalf of Athlon, the Athlon Board or any committee thereof.

However, if at any time prior to the Acceptance Time, (i) (A) Athlon receives an unsolicited, bona fide and written Acquisition Proposal that did not result from a breach of the non-solicitation provisions of the Merger Agreement (excluding a breach that is unintentional and does not adversely affect the parties’ ability to consummate the transactions), which the Athlon Board determines in good faith, after consultation with outside counsel and Athlon’s financial advisors, constitutes a Superior Proposal, after giving effect to all of the adjustments to the terms of the Merger Agreement that may be offered by Encana pursuant to its matching rights described below, and (B) the Athlon Board determines in good faith, after consultation with outside counsel, that the failure to take such action would be inconsistent with the fiduciary duties owed by the Athlon Board to the stockholders of Athlon under the applicable law, or (ii) the Athlon Board determines (other than with respect to an Acquisition Proposal) in good faith, after consultation with outside counsel, that the failure to take the actions specified in clauses (x) and (y) below would be inconsistent with the fiduciary duties owed by the Athlon Board to the stockholders of Athlon under applicable law, then the Athlon Board may at any time prior to the Acceptance Time (x) effect a Change of Board Recommendation and/or (y) in the case of clause (i) above, terminate the Merger Agreement in accordance with certain provisions of the Merger Agreement to enter into definitive agreements with respect to such Superior Proposal (the “Alternative Acquisition Agreements”). The Athlon Board may not withdraw, modify or amend the Athlon Board Recommendation in a manner adverse to Encana pursuant to the foregoing clause (x) or terminate the Merger Agreement pursuant to the foregoing clause (y) unless:

•	Athlon shall not have breached the non-solicitation provisions of the Merger Agreement (excluding a breach that is unintentional and does not adversely affect the parties’ ability to consummate the transactions); and

•	Athlon has provided prior written notice to Encana at least four business days in advance (the “Notice Period”) of Athlon’s intention to take any action permitted under clause (x) or (y) above, which written notice will, in the case of clause (i) above, specify the material terms and conditions of such Superior Proposal (including the identity of the party making such Superior Proposal), and has contemporaneously provided to Encana final, execution copies of the relevant Alternative Acquisition Agreements; and

•	prior to effecting such Change of Board Recommendation or terminating the Merger Agreement to enter into an Alternative Acquisition Agreement, Athlon will, and will cause its representatives to, during the Notice Period, negotiate with Encana in good faith (to the extent Encana desires to negotiate) to make such adjustments in the terms and conditions of the Merger Agreement as Athlon may (in its sole discretion) determine to make so that such Acquisition Proposal ceases to constitute a Superior Proposal or, in the case of clause (ii) above, the Athlon Board determines in good faith, after consultation with outside counsel, that the failure to make such a Change of Board Recommendation would not be inconsistent with the fiduciary duties owed by the Athlon Board to the stockholders of Athlon under applicable law.

In the event of any material revisions to the Superior Proposal, Athlon will be required to deliver a new written notice to Encana and to comply with the requirements set forth in this paragraph with respect to such new written notice, except that references to the four business day period above will be deemed to be reference to a two business day period, provided that such new written notice will in no event shorten the original Notice Period in respect of a Superior Proposal.

If any Permitted Disclosure described in “—No Solicitation” above does not reaffirm the Athlon Board Recommendation or has the substantive effect of withdrawing or adversely modifying the Athlon Board Recommendation, such disclosure will be deemed to be a Change of Board Recommendation and Encana will have the right to terminate the Merger Agreement.

Employee Matters

For a period of at least one year following the closing date, Encana will, or will cause the Surviving Corporation or one of its subsidiaries to, provide each Athlon employee who continues to be employed by the Surviving Corporation or one of its subsidiaries (individually, an “Athlon Employee” and collectively, the “Acquired Athlon Employees”) with (i) base salary (or wages) and cash bonus opportunities (excluding any equity compensation) that are no less favorable than the base salaries and cash bonus opportunities (excluding any equity compensation) provided by Athlon and its subsidiaries immediately prior to the Effective Time, (ii) pension and welfare benefits that are no less favorable in the aggregate than those provided by Athlon and its subsidiaries immediately prior to the Effective Time and (iii) severance benefits that are no less favorable than those provided by Athlon and its subsidiaries immediately prior to the Effective Time.

Encana has also agreed that, from and after the closing date, Encana will, or will cause the Surviving Corporation or one of its subsidiaries to, grant all of the Athlon Employees credit for any service with Athlon or its subsidiaries earned prior to the closing date for purposes of eligibility, vesting and benefit determinations (including vacation accruals) under any benefit or compensation plan, program, agreement or arrangement that may be established or that is maintained by Encana or the Surviving Corporation or any of its subsidiaries on or after the closing date to the same extent that it was recognized under any similar employee plan of Athlon; provided, however, that such service will not be recognized or credited to the extent that such recognition would result in a duplication of benefits.

Rule 14d-10(d) Matters

Athlon has agreed that, prior to the Acceptance Time, it will (acting through the Compensation Committee of the Athlon Board) cause each employee plan of Athlon and its subsidiaries pursuant to which consideration is payable to any officer, director or employee who is a holder of any security of Athlon to be approved by the Compensation Committee of the Athlon Board (comprised solely of “independent directors”) in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act and satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act.

Efforts to Close the Transaction

Each of Athlon, Encana and us have agreed to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper and advisable to: (i) consummate and make effective the Offer, the Merger and the other transactions contemplated by the Merger Agreement as promptly as practicable after the date of the Merger Agreement; (ii) obtain from any governmental authority any consents, licenses, permits, waivers, approvals, authorizations, clearances or orders required to be obtained by Encana or Athlon or any of their respective subsidiaries, or to avoid any legal proceeding by any governmental authority, in connection with the authorization, execution and delivery of the Merger Agreement and the consummation of the transactions contemplated herein, including the Offer and the Merger; (iii) defend any lawsuits or other legal proceedings, whether judicial or administrative, challenging the Merger Agreement or the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement in accordance with the terms thereof, including seeking to have any stay or temporary restraining order entered by any court or other governmental authority vacated, lifted, overturned or reversed; and (iv) as promptly as reasonably practicable, and in any event within ten business days after the date of the Merger Agreement, make all necessary registrations, declarations, submissions and filings, and thereafter make any other required registrations, declarations, submissions and filings, and pay any fees due in connection therewith, with respect to the Offer, the Merger and the other transactions contemplated by the Merger Agreement required under the Exchange Act, any other applicable federal or state securities laws, the HSR Act, any other applicable antitrust laws, and any other applicable law.

Each of Encana and Athlon have agreed to give (or will cause their respective subsidiaries to give) any notices to third parties, and use, and cause their respective subsidiaries to use, reasonable best efforts to obtain any third-party consents that are necessary, proper or advisable to consummate the transactions contemplated by the Merger Agreement, and the parties will coordinate and cooperate in determining whether any actions, consents, approvals or waivers are required to be obtained from parties to any contracts of Athlon or its subsidiaries in connection with consummation of such transactions and seeking any such actions, consents, approvals or waivers.

If any objections are asserted under the HSR Act, any other applicable antitrust laws or any other applicable law with respect to the Offer, the Merger and the other transactions contemplated by the Merger Agreement or if any lawsuit or other legal proceeding, whether judicial or administrative, is instituted (or threatened to be instituted) by the Federal Trade Commission (“FTC”), the Department of Justice (“DOJ”) or any other governmental authority challenging the Offer, the Merger and the other transactions contemplated by the Merger Agreement or which would otherwise prohibit or materially impede or delay the consummation of such transactions, each of Encana and Athlon will (and will cause their respective subsidiaries to) take all actions necessary to resolve any such objections or lawsuits or other legal proceedings (or threatened lawsuits or other legal proceedings) so as to permit consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement as soon as reasonably practicable, including becoming subject to, consenting to or agreeing to, or otherwise taking any action with respect to, any requirement, condition, understanding, agreement or order to sell, to hold separate or otherwise dispose of, or to conduct, restrict, operate, invest or otherwise change its respective assets or business (including that of its affiliates). However, none of Encana, Athlon or any of their respective subsidiaries will be required to take any such actions that would reasonably be expected to impair the benefits to Encana of the transactions contemplated by the Merger Agreement.

We and Encana, on the one hand, and Athlon, on the other hand, have agreed to (i) give the other parties prompt notice of the making or commencement of any request or legal proceeding by or before any governmental authority with respect to the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (ii) keep the other parties informed as to the status of any such request or legal proceeding and (iii) promptly inform the other parties of any communication to or from the FTC, the DOJ or any other domestic or foreign governmental authority regarding such transactions. Each party will consult and cooperate with the other parties and will consider in good faith the views of the other parties in connection with any filing, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal prior to submission in connection with the Offer, the Merger and the other transactions contemplated by the Merger Agreement and will take reasonable account of each other’s views.

Takeover Statutes

Athlon has agreed that if any state takeover law or similar law is or may become applicable to the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement, Athlon and the Athlon Board will grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise act to eliminate or minimize the effects of any such takeover law or similar law on such transactions to the greatest extent permissible under such laws.

Indemnification and Insurance

Encana has agreed that, after the Effective Time:

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it will, and will cause the Surviving Corporation to, indemnify, advance expenses to and hold harmless (i) the individuals who on or prior to the Effective Time were officers or directors of Athlon and its subsidiaries and (ii) the individuals set forth in Section 8.03(a) of the Company Disclosure Schedule who were serving at the request of Athlon as an officer or director of any other entity with respect to all acts or omissions by them in their capacities as such or taken at the request of any of Athlon or its subsidiaries at any time prior to the Effective Time to the fullest extent that Athlon or the subsidiary for which they were acting in such capacity would have been permitted to indemnify, advance expenses to and hold harmless such individuals by applicable law;

•	all rights to exculpation or advancement of expenses or indemnification for acts or omissions occurring prior to the Effective Time existing as of the date of the Merger Agreement in favor of the current and former directors and officers of Athlon and its subsidiaries or any of their predecessors and the heirs, executors, trustees, fiduciaries and administrators of such officer or director (each, a “D&O Indemnitee”), as provided in certificates of incorporation or bylaws (or comparable organizational or governing documents) of Athlon and its subsidiaries or in any contract, in each case as applicable to a D&O Indemnitee, will (i) survive the Offer and the Merger, (ii) continue in full force and effect in accordance with their terms and (iii) be fulfilled and honored by Encana or the Surviving Corporation to the maximum extent that Athlon or its applicable subsidiary, as applicable, would have been permitted to fulfill and honor them by applicable law; and

•	for a period of six years, Encana will, and will cause the Surviving Corporation and its subsidiaries to, cause the certificate of incorporation and bylaws (or comparable organizational or governing documents) of the Surviving Corporation and its subsidiaries to contain provisions with respect to indemnification and exculpation that are at least as favorable as the indemnification, advancement of expenses and exculpation provisions contained in the certificate of incorporation and bylaws (or comparable organizational or governing documents) of Athlon and its subsidiaries immediately prior to the Effective Time, and during such six-year period, such provisions, as applicable to a D&O Indemnitee, shall not be amended, repealed or otherwise modified in any respect, except as required by applicable law.

Prior to the Effective Time, Athlon will obtain and fully pay the premiums for a non-cancellable extension of the directors’ and officers’ liability coverage of Athlon’s existing directors’ and officers’ insurance policies and Athlon’s existing fiduciary liability insurance policies (collectively, the “D&O Insurance”), in each case for a claims reporting or discovery period of up to six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time from Athlon’s current D&O Insurance carriers or one or more insurance carriers with the same or better credit rating as Athlon’s current D&O Insurance carriers with respect to directors’ and officers’ insurance policies in an amount and scope at least as favorable as the D&O Insurance, subject to an agreed cap on the premium amount for such “tail” insurance policies; provided further, that if the aggregate premiums payable for such “tail” insurance policies exceed such amount, Athlon shall obtain “tail” insurance policies with the greatest coverage available with respect to matters occurring prior to the Effective Time for a cost not exceeding such amount.

Resignations

Athlon has agreed that, not later than three business days prior to the Acceptance Time, it shall cause each of its directors to tender his or her resignation effective as of the earlier of the Acceptance Time or the Closing.

Partnership Units

Prior to the consummation of the Offer, Athlon has agreed not to permit any person that is a party to the Exchange Agreement (as defined in Section 11—“The Merger Agreement; Other Agreements—Non-Exchange Agreements”) to exchange such person’s units of Athlon Holdings LP (“Partnership Units”) for Shares. Except where Encana has exercised its right to purchase Partnership Units pursuant to one or more Non-Exchange Agreements, immediately following consummation of the Offer, Athlon will take all actions as are necessary to cause all Partnership Units (other than those Partnership Units held by Athlon) to be exchanged for Shares pursuant to the Exchange Agreement. Except where Parent has exercised its right to purchase Partnership Units, to the extent such exchange is not effected as contemplated by the preceding sentence, such exchange shall be deemed to have been effected immediately prior to consummation of the Merger, whereupon all Partnership Units (other than those units held by Athlon) will cease to be outstanding.

Other Covenants

The Merger Agreement contains other customary covenants, including covenants relating to (i) the Athlon Board adopting resolutions necessary for the treatment of Restricted Shares and Athlon RSUs in accordance with the Merger Agreement and the termination of the Athlon 2013 Incentive Award Plan at the Effective Time, (ii) a payoff letter with respect to certain credit facility agreements of Athlon, (iii) securityholder litigation, (iv) notification of certain matters, (v) filing of, and payment of taxes due under, tax returns, (vi) public announcements and access, (vii) confidentiality, (viii) matters with respect to Section 16 of the Exchange Act and the rules and regulations thereunder, and (ix) stock exchange delisting and deregistration.

Termination of the Merger Agreement

The Merger Agreement may be terminated at any time prior to the Effective Time:

•	by mutual written agreement of each of Athlon and Encana;

•	by either Athlon or Encana if the Acceptance Time has not occurred on or before January 31, 2015 (which date shall automatically, without further action of any party, be extended to, but not beyond, March 31, 2015, if all of the Offer conditions, other than the HSR Condition or the Injunction Condition (as defined in Section 15—“Conditions to the Offer” below), have been satisfied or are capable of being satisfied at such time (the latest such date, the End Date) (an “End Date Termination”); provided that the right to terminate the Merger Agreement shall not be available to any party whose breach of any provision of the Merger Agreement results in the failure of the acceptance for payment of Shares pursuant to the Offer;

•	by either Encana or Athlon if a governmental authority of competent jurisdiction has issued any order or other applicable law, in each case, which has become final and non-appealable and which permanently makes illegal, restrains, enjoins or otherwise prohibits or prevents the acceptance for payment of, or payment for, Shares pursuant to the Offer or consummation of the Offer or the Merger;

•	by either Encana or Athlon if the Offer has expired without the acceptance for payment of Shares pursuant to the Offer (an “Expiration Date Termination”), provided that an Expiration Date Termination will not be available to any party whose breach of any provision of the Merger Agreement results in the failure of the acceptance for payment of Shares pursuant to the Offer;

•	by Athlon prior to the Acceptance Time, if the Athlon Board has determined to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal to the extent permitted by, and in accordance with the non-solicitation provisions of the Merger Agreement (a “Superior Proposal Termination”), provided that Athlon will not be permitted to terminate the Merger Agreement pursuant to this provision unless Athlon has made the payment of the Termination Fee (as defined in “—Termination Fees” below) to Encana pursuant to the terms of the Merger Agreement;

•	by Encana prior to the Acceptance Time if Athlon, the Athlon Board or any committee thereof has effected a Change of Board Recommendation (a “Recommendation Change Termination”);

•

by Encana prior to the Acceptance Time if (i) any representation or warranty of Athlon contained in the Merger Agreement is inaccurate or has become inaccurate as of a date subsequent to the date of Merger Agreement (as if made on such subsequent date) such that any Representations & Warranties Condition (as defined in Section 15—“Conditions to the Offer” below) would not be satisfied, or (ii) any of the covenants or obligations of Athlon contained in the Merger Agreement have been breached such that the Covenant Condition (as defined in Section 15—“Conditions to the Offer” below) would not be satisfied; provided, however, that if an inaccuracy or breach is curable by Athlon during the 30-day period after Encana notifies Athlon in writing of the existence of such inaccuracy or breach (the “Athlon Cure Period”), then Encana may not terminate the Merger Agreement under this provision as a result of such inaccuracy or breach if such breach is cured during the Athlon Cure Period and if not so cured, prior to the earlier of (x) the expiration of the Athlon Cure Period and (y) the End Date unless

Athlon is no longer continuing to exercise reasonable best efforts to cure such inaccuracy or breach; provided, further, that Encana may not terminate the Merger Agreement under this provision if it is then in breach in any material respect of the Merger Agreement; or

•	by Athlon prior to the Acceptance Time if (i) any representation or warranty of Encana or Purchaser contained in the Merger Agreement is inaccurate in any material respect or has become inaccurate in any material respect as of a date subsequent to the date of the Merger Agreement (as if made on such subsequent date) or (ii) any of the covenants or obligations of Encana or Purchaser contained in the Merger Agreement have been breached in any material respect, in each of clauses (i) and (ii), if such inaccuracy or breach prevents or would reasonably be expected to prevent Encana or us from consummating the transactions contemplated by the Merger Agreement; provided, however, that if an inaccuracy or breach is curable by Encana or us during the 30-day period after Athlon notifies Encana in writing of the existence of such inaccuracy or breach (the “Encana Cure Period”), then Athlon may not terminate the Merger Agreement under this provision as a result of such inaccuracy or breach if such breach is cured during the Encana Cure Period and if not so cured, prior to the earlier of (x) the expiration of the Encana Cure Period and (y) the End Date unless either we or Encana, as applicable, is no longer continuing to exercise reasonable best efforts to cure such inaccuracy or breach; provided, further, that Athlon may not terminate the Merger Agreement under this provision if it is then in breach in any material respect of the Merger Agreement.

Effects of Termination

If the Merger Agreement is terminated in accordance with its terms, the Merger Agreement will become void and of no effect without liability of any party (or any representative, stockholder or affiliate of such party) to the other party thereto, provided, however, that (i) none of the parties thereto will be relieved of any damages or liability arising from any fraud or willful and material breach by such party of any provision of the Merger Agreement, (ii) upon certain events Athlon may be required to pay the Termination Fee to Encana, as further described below and (iii) the parties thereto will, in all events, remain bound by and continue to be subject to the confidentiality agreement, effective as of September 5, 2014, between Encana and Athlon (the “Confidentiality Agreement”) and certain designated provisions of the Merger Agreement that survive termination, including confidentiality and public announcements, the effect of termination, expenses and termination fee and other miscellaneous provisions.

Termination Fees

A termination fee of $207.5 million (the “Termination Fee”) will be payable only if the Merger Agreement is terminated under one of the following circumstances:

(i)	by Encana or Athlon pursuant to an End Date Termination or an Expiration Date Termination and (A) (1) an Acquisition Proposal has been made to Athlon or the stockholders of Athlon after the date of the Merger Agreement or any person has publicly announced an intention (whether or not conditional) to make an Acquisition Proposal, (2) such Acquisition Proposal or intention to make an Acquisition Proposal was publicly disclosed prior to the time of such termination and an Acquisition Proposal remained pending as of the date of such termination, and (3) within 12 months of the termination of the Merger Agreement, (a) Athlon enters into a definitive agreement for the consummation of an Acquisition Proposal or (b) an Acquisition Proposal is consummated (provided, however, that for purposes of this provision, the references to “20% or more” in the definition of Acquisition Proposal will be deemed to be references to “more than 50%”);

(ii)	(A) by Athlon pursuant to an End Date Termination or an Expiration Date Termination and (B) the Athlon Board or any committee thereof made a Change of Board Recommendation;

(iii)	by Athlon pursuant to a Superior Proposal Termination; or

(iv)	by Encana pursuant to a Recommendation Change Termination.

Athlon will pay, or cause to be paid, to Encana any Termination Fee as follows: (1) in the case of paragraph (i) above, within two business days of the earliest to occur of the events specified in clauses (a) and (b) therein, (2) in the case of paragraphs (ii) and (iii) above, concurrently with such termination if the termination takes place on a business day, and on the next business day if the termination takes place on a day other than a business day and (3) in the case of paragraph (iv) above, promptly, and in any event not more than two business days following such termination.

Specific Performance

We, Encana and Athlon are entitled to seek an injunction or injunctions to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions thereof in addition to any other remedy to which we and they are entitled under the terms of the Merger Agreement, at law or in equity.

Fees and Expenses

Except as provided in this Section 11—“The Merger Agreement; Other Agreements—The Merger Agreement—Termination Fees,” all fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement will be paid by the party incurring such fees and expenses.

Governing Law

The Merger Agreement is governed by Delaware law.

Confidentiality Agreement

The following summary description of the Confidentiality Agreement is qualified in its entirety by reference to such Confidentiality Agreement, a copy of which is filed as Exhibit (d)(2) to the Schedule TO and is incorporated herein by reference, which you may examine and copy as set forth in Section 8—“Certain Information Concerning Purchaser and Encana” above.

On September 5, 2014, Encana and Athlon entered into the Confidentiality Agreement. Under the terms of the Confidentiality Agreement, Encana agreed, subject to certain exceptions, to keep confidential certain non-public information relating to Athlon in connection with a possible transaction with Athlon. The Confidentiality Agreement also includes a standstill provision that was subject to certain exceptions.

Tender Support Agreements

The following summary description of the Tender Support Agreements is qualified in its entirety by reference to a form of such Tender Support Agreements, forms of which are filed as Exhibits (d)(3) and (d)(4) to the Schedule TO and are incorporated herein by reference, which you may examine and copy as set forth in Section 8—“Certain Information Concerning Purchaser and Encana” above.

Concurrently with entering into the Merger Agreement, we and Encana entered into Tender Support Agreements with AP Overseas VII (Athlon FC) Holdings, L.P. and Apollo Athlon Holdings, L.P., (which are affiliated with Apollo Global Management, LLC and, together, the “Apollo Funds”), certain directors of Athlon and certain members of Athlon’s management (collectively, the “Supporting Stockholders”). The Supporting Stockholders beneficially own, in the aggregate, Shares representing approximately 35.8% of all outstanding Shares (on a fully diluted basis), based upon information provided by Athlon and the Supporting Stockholders, as set forth below:

Supporting Stockholder	Number of Shares
AP Overseas VII (Athlon FC) Holdings, L.P.	11,808,051
Apollo Athlon Holdings, L.P.	13,431,621
William B.D. Butler	342,109
Melvyn E. Foster, Jr.	698,894
Bud W. Holmes	1,139,522
David B. McClelland	706,122
Jennifer L. Palko	1,034,199
James R. Plemons	509,914
Robert C. Reeves	4,776,869
John Souders	217,842
Mark A. Stevens	21,453
Nelson K. Treadway	1,473,383

The Tender Support Agreements provide that each Supporting Stockholder will validly tender (or cause to be tendered) pursuant to the Offer its Subject Shares pursuant to the terms of the Offer as promptly as practicable, but no later than ten business days following commencement of the Offer. The term “Subject Shares” means, with respect to a Supporting Stockholder, any and all Shares of which such Supporting Stockholder is the holder and any additional Shares that are issued to or otherwise acquired by such Supporting Stockholder, or of which such Supporting Stockholder becomes the record or beneficial owner, prior to the termination of the Tender Support Agreements.

In addition, each Supporting Stockholder agrees, in the event there is any vote of Athlon stockholders, to vote (or cause to be voted) its Subject Shares: (i) in favor of (a) adoption of the Merger Agreement, (b) in the event there are not sufficient votes for the adoption of the Merger Agreement at any meeting of Athlon’s stockholders, approval of any proposal to adjourn or postpone such meeting to a later date, or (c) any other matter necessary for consummation of the transactions contemplated by the Merger Agreement that is considered at any such meeting of Athlon’s stockholders; and (ii) against (a) any amendment to Athlon’s certificate of incorporation or bylaws or any other proposal which would in any material respect impede, interfere with or prevent the consummation of the Offer or the Merger, (b) any Acquisition Proposal, or (c) any action, proposal, transaction or agreement that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of such Supporting Stockholder under the Tender Support Agreement.

Pursuant to the Tender Support Agreements, the Supporting Stockholders have also agreed not to create any liens on any of the Subject Shares, transfer the Subject Shares (subject to certain limited exceptions), grant or permit the grant of any proxy or other authorization in respect to the Subject Shares, deposit any of the Subject Shares into a voting trust or enter into a tender, support or similar agreement with respect to the Subject Shares, tender the Subject Shares to any tender offer other than the Offer, or take any action with respect to the Subject Shares that would restrict, limit or interfere with the performance of the Supporting Stockholder’s obligations under the Tender Support Agreement.

With respect to the Tender Support Agreements executed by the Apollo Funds and certain directors, such Tender Support Agreements terminate upon the earlier to occur of (i) the date upon which the Merger Agreement is terminated in accordance with its terms, (ii) the Effective Time and (iii) the date of any amendment to the Merger Agreement that reduces the amount, or changes the form, of consideration payable to stockholders of Athlon pursuant to the Merger Agreement. With respect to the Tender Support Agreements executed by certain members of Athlon’s management, such Tender Support Agreements terminate upon the earlier to occur of (i) the date upon which the Merger Agreement is validly terminated, unless the Merger Agreement is terminated prior to January 31, 2015, in which case January 31, 2015, (ii) the Effective Time and (iii) the date of any amendment to the Merger Agreement that reduces the amount, or changes the form, of consideration payable to stockholders of Athlon pursuant to the Merger Agreement.

Non-Exchange Agreements

The following summary description of the Non-Exchange Agreements is qualified in its entirety by reference to a form of such Non-Exchange Agreements, a form of which is filed as Exhibit (d)(5) to the Schedule TO and is incorporated herein by reference, which you may examine and copy as set forth in Section 8—“Certain Information Concerning Purchaser and Encana” above.

Concurrently with the execution of the Merger Agreement, we, Encana and Athlon entered into Non-Exchange Agreements with each of the holders of units of Athlon Holdings LP (a subsidiary of Athlon), other than Athlon and the subsidiaries of Athlon (collectively, the “Holdings Partners”). Pursuant to an Exchange Agreement, dated as of August 7, 2013, among the Holdings Partners and Athlon (the “Exchange Agreement”), each unit of Athlon Holdings LP held by each Holdings Partner (the “Subject Units”) is exchangeable, at the option of each Holdings Partner, for one Share, subject to adjustment as provided therein. Under the Non-Exchange Agreements, each Holdings Partner agrees, notwithstanding his or her exchange right under the Exchange Agreement, not to exchange his or her Subject Units for Shares prior to consummation of the Offer. Immediately following consummation of the Offer, each Holdings Partner agrees, subject to the following paragraph, to take all necessary actions to exchange all of the Subject Units for Shares pursuant to the Exchange Agreement (the “Exchange”).

In addition, the Non-Exchange Agreements provide that, subject to the consummation of the Offer, Encana will have the right (but not the obligation) to purchase or to cause one of its affiliates to purchase, all of the Subject Units held by each Holdings Partner for an amount in cash per Subject Unit equal to the Offer Price. If Encana purchases any of the Subject Units pursuant to this paragraph, the Exchange will not occur and Encana will have the right (but not the obligation) to exchange each such Subject Unit for one newly issued Share as if Encana were a partner party to the Exchange Agreement.

Each Holdings Partner is also party to a Tax Receivable Agreement, dated as of August 7, 2013, among the Holdings Partners and Athlon (the “Tax Receivable Agreement”), pursuant to which each Holdings Partner is entitled to a certain payment following an Exchange. Under the Non-Exchange Agreement, Athlon agrees to pay (by Encana depositing the applicable amount with the Paying Agent promptly following the Effective Time) each Holdings Partner a certain amount as consideration for all amounts due and payable to such Holdings Partner under the Tax Receivable Agreement. Furthermore, each Holdings Partner has agreed not to exercise its Early Payment Right (as defined in the Tax Receivable Agreement). The number of Subject Units held by, and amount of consideration due to, each Holdings Partner who is an executive officer is set forth below:

Holdings Partner	Number of Subject Units	Consideration for Amount Due Under Tax Receivable Agreement
William B.D. Butler	226,316	$3,491,547
Bud W. Holmes	175,364	$2,705,472
David B. McClelland	67,630	$1,043,379
Jennifer L. Palko	175,389	$2,705,858
Robert C. Reeves	727,441	$11,222,779
John Souders	10,970	$169,242
Nelson K. Treadway	263,454	$4,064,503

The Non-Exchange Agreements terminate automatically upon the termination of the Merger Agreement in accordance with its terms.

Employment Agreement Amendments

The following summary description of the employment agreement amendments is qualified in its entirety by reference to a form of such employment agreement amendments, forms of which are filed as Exhibits (d)(6) and (d)(7) to the Schedule TO and are incorporated herein by reference, which you may examine and copy as set forth in Section 8—“Certain Information Concerning Purchaser and Encana” above.

Concurrently with the execution of the Merger Agreement, Athlon entered into amendments to the employment agreements of each of its executive officers, namely William Butler, Melvyn Foster, Bud Holmes, David McClelland, Jennifer Palko, James Plemons, Robert Reeves, John Souders and Nelson Treadway. The prior employment agreements between Athlon and these executive officers provided that, upon the consummation of a transaction that would result in a Change in Control (as defined in the employment agreement), the duration of certain restrictive covenants (i.e., non-compete, no-hire and non-solicit) for these executive officers would be reduced from twelve (12) months to six (6) months following the termination of such executive’s employment. In addition, pursuant to the prior employment agreements, upon a termination of employment without “cause” or if the executive resigns with “good reason” (as such terms are defined in each executive’s employment agreement), the geographic scope and activities covered by the non-compete would also be reduced. The amendments to the employment agreements eliminate the reduced six (6)-month restrictive covenant period and instead, provide for a twelve (12)-month duration. In addition, the amendments provide that, if the executive is terminated without “cause” or resigns, in each case, following a change of control, the geographic scope of the non-compete is limited to a 50 mile area (25 miles for Mr. Reeves). The amendments are effective immediately prior to the consummation of the Offer.

12.	Purpose of the Offer; Plans for Athlon.

Purpose of the Offer

We are making the Offer pursuant to the Merger Agreement in order to acquire control of, and ultimately following the Merger, the entire equity interest in, Athlon while allowing Athlon’s stockholders an opportunity to receive the Offer Price promptly by tendering their Shares pursuant to the Offer. The Merger will be governed by Section 251(h) of the DGCL. Accordingly, Encana, we and Athlon have agreed to take all necessary and appropriate action to cause the Merger to become effective as promptly as practicable without a meeting of stockholders of Athlon in accordance with Section 251(h) of the DGCL after consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement.

Holders of Shares who tender their Shares pursuant to the Offer will cease to have any equity interest in Athlon and will no longer participate in the future growth of Athlon. If the Merger is consummated, the current holders of Shares will no longer have an equity interest in Athlon and instead will only have the right to receive an amount in cash equal to the Offer Price or, to the extent that holders of Shares are entitled to and have properly demanded appraisal in connection with the Merger, the amounts to which such holders of Shares are entitled in accordance with Delaware law.

Plans for Athlon

The Merger Agreement provides that, following the consummation of the Offer and subject to the conditions set forth in the Merger Agreement, we will be merged with and into Athlon and that, following the Merger and until thereafter amended, (i) the certificate of incorporation of Athlon in effect immediately prior to the Effective Time shall be amended in its entirety to read as set forth in Exhibit A of the Merger Agreement, and (ii) our bylaws in effect immediately prior to the Effective Time will be the bylaws of the Surviving Corporation, except that the name of the corporation set forth therein will be changed to the name of Athlon. See Section 11—“The Merger Agreement; Other Agreements—The Merger Agreement—Certificate of Incorporation; Bylaws.”

From and after the Effective Time, until successors are duly elected and qualified in accordance with the certificate of incorporation and bylaws of the Surviving Corporation, (i) the officers of Athlon immediately prior to the Effective Time will be the officers of the Surviving Corporation and (ii) unless otherwise determined by Encana prior to the Effective Time, our directors immediately prior to the Effective Time will be the directors of the Surviving Corporation. See Section 11—“The Merger Agreement; Other Agreements—The Merger Agreement—Changes of Directors and Officers in Connection with the Offer and the Merger.”

It is expected that, initially following the Merger, the business and operations of Athlon will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted. Encana will continue to evaluate the business and operations of Athlon during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing, including running the business and operations of Athlon as an indirect wholly owned subsidiary, as of and following the Effective Time.

Except as described above or elsewhere in this Offer to Purchase, neither we nor Encana has any present plans or proposals that would relate to or result in (i) any extraordinary transaction involving Athlon or any of its subsidiaries (such as a merger, reorganization or liquidation), (ii) any purchase, sale or transfer of a material amount of assets of Athlon or any of its subsidiaries, (iii) any change in the Athlon Board or management of Athlon, (iv) any material change in Athlon’s capitalization or (v) any other material change in Athlon’s corporate structure or business.

13.	Certain Effects of the Offer.

Market for Shares. If the Offer is successful, there will be no market for the Shares because, subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, we, Encana and Athlon intend to consummate the Merger as promptly as practicable after the consummation of the Offer.

NYSE Listing. The Shares are currently listed on the NYSE. Immediately following the consummation of the Merger (which is expected to occur as promptly as practicable following the consummation of the Offer), the Shares will no longer meet the requirements for continued listing on the NYSE because we will be the only stockholder. The NYSE requires, among other things, that any listed shares of common stock have at least 400 total stockholders. Immediately following the consummation of the Merger, we intend and will cause Athlon to delist the Shares from the NYSE.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. As a result, Athlon currently files periodic reports on account of the Shares. Following the purchase of Shares in the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, we, Encana and Athlon will consummate the Merger as promptly as practicable, following which the Shares will no longer be publicly owned. Following the consummation of the Merger, we intend to take steps to cause the termination of the registration of Shares under the Exchange Act as promptly as practicable and expect to take steps to cause the suspension of all of Athlon’s reporting obligations under the Exchange Act. Athlon may continue to have reporting obligations under the terms of the indentures governing its outstanding notes. Pursuant to the rules of the SEC and the views expressed by the SEC staff, Athlon may terminate its Exchange Act registration and suspend its reporting obligations on account of the Shares if (i) the outstanding Shares are not listed on a national securities exchange, (ii) there are fewer than 300 holders of record of Shares and (iii) Athlon is not otherwise required to furnish or file reports under the Exchange Act.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Federal Reserve Board, which has the effect, among other things, of allowing brokers to extend credit using the Shares as collateral. Following the Offer (and prior to the Effective Time), the Shares may no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board, in which event the Shares would be ineligible as collateral for margin loans made by brokers.

14.	Dividends and Distributions.

As described in Section 11—“The Merger Agreement; Other Agreements—The Merger Agreement—Conduct of Business of Athlon,” the Merger Agreement provides that, from the date of the Merger Agreement until the earlier of the Effective Time or the termination of the Merger Agreement pursuant to its terms, except as expressly required by the Merger Agreement, as required by applicable law, or otherwise with the prior written consent of Encana (which consent will not be unreasonably withheld, conditioned or delayed), Athlon will not, and will not permit any of its subsidiaries to, declare, set aside, make or pay any dividend or other distribution with respect to the outstanding Shares.

15.	Conditions to the Offer.

Notwithstanding any other provisions of the Offer or the Merger Agreement, we will not be required to accept for payment, and subject to the rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to our obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), will not be obligated to pay for, or may delay acceptance or payment for, any validly tendered Shares pursuant to the Offer if, at the Expiration Date:

•	the Minimum Condition has not been satisfied;

•	the HSR Condition has not been satisfied;

•

any of the following conditions (collectively, the “Representations & Warranties Conditions”) have not been satisfied: (i) the representations and warranties of Athlon contained in Section 5.07(b) of the Merger Agreement (with respect to the absence of a Material Adverse Effect between December 31, 2013, and the date of the Merger Agreement) and the second sentence of Section 5.05(f) of the Merger Agreement (regarding outstanding shares of capital stock or other equity interests of Athlon’s subsidiaries) were true and correct in all respects as of the date of the Merger Agreement and will be true and correct in all respects as of the Expiration Date as though made on and as of the Expiration Date; (ii) the representations and warranties of Athlon contained in Section 5.05(a) and the first sentence of Section 5.05(b) of the Merger Agreement (regarding authorized capital stock, outstanding shares of capital stock and equity awards and capital stock reserved for issuance) were true and correct in all respects as of the date of the Merger Agreement and will be true and correct in all respects as of the Expiration Date as though made on and as of the Expiration Date (except to the extent that any such representation and warranty expressly speaks of a specified earlier date, in which case such representation and warranty need only be true and correct as of such specified earlier date), except for any failures to be so true and correct that, individually or in the aggregate, are “de minimis,” meaning that Athlon’s fully diluted capitalization as of the applicable determination date does not exceed Athlon’s fully diluted capitalization set forth in Section 5.05(a) and the first sentence of Section 5.05(b) of the Merger Agreement (relating to its authorized capital stock and capital stock) by more than 0.25% in the aggregate; (iii) the representations and warranties of Athlon contained in (A) Section 5.01(a) of the Merger Agreement (solely as it applies to the due incorporation and valid existence of Athlon), (B) Section 5.02 of the Merger Agreement (relating to Athlon’s corporate authority and power to perform its obligations under the Merger Agreement), (C) Section 5.04 of the Merger Agreement (relating to the absence of any conflict between the Merger Agreement and the consummation of the Offer and the Merger, on the one hand, and the organizational or governing documents of Athlon or any of its subsidiaries, on the other hand, but solely as it applies to the certificate of incorporation or by-laws of Athlon), (D) Section 5.20 of the Merger Agreement (relating to the absence of brokers or finders (other than those listed) and the expected transaction expenses), and (E) Section 5.22 of the Merger Agreement (relating to the inapplicability of any state takeover laws or similar laws (including Section 203 of the DGCL)), were true and correct in all material respects as of the date of the Merger Agreement and will be true and correct in all material respects as of the Expiration Date as though made on and as of the Expiration Date (except to the extent that any such representation and warranty expressly speaks of a specified earlier date, in which case such representation and warranty need only be true and correct as of such specified earlier date), without giving effect to any Material Adverse Effect or other materiality qualifications, or any similar qualifications or limitations contained or incorporated directly or indirectly in such representations and warranties; and (iv) all other representations and warranties made by Athlon in the Merger Agreement (other than those referred to in clauses (i), (ii) and (iii) above) were true and correct in all respects as of the date of the Merger Agreement and will be true and correct in all respects as of the Expiration Date as if made on the Expiration Date (except to the extent that any such representation and warranty expressly speaks of a specified earlier date, in which case such representation and warranty need only be true and correct in all respects as of such specified earlier date), except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have, a Material Adverse Effect and without giving effect to any Material Adverse Effect or other materiality qualifications, or any similar qualifications or limitations contained or incorporated directly or indirectly in such representations and warranties;

•	the condition providing that Athlon will have complied with or performed in all material respects all covenants and obligations that Athlon is required to comply with or to perform at or prior to the Expiration Date has not been satisfied (the “Covenant Condition”);

•	Encana has not received a certificate executed on behalf of Athlon by its Chief Executive Officer to the effect that the Representations & Warranties Conditions and the Covenant Condition have been duly satisfied;

•	any Material Adverse Effect has occurred since the date of the Merger Agreement and is continuing;

•	the condition providing that no order (whether temporary, preliminary or permanent) of a governmental authority of competent jurisdiction or other applicable law will be in effect which makes illegal, restrains, enjoins or otherwise prohibits or prevents the acceptance for payment of, or payment for, Shares pursuant to the Offer or consummation of the Offer or the Merger has not been satisfied (the “Injunction Condition”); or

•	the Merger Agreement has been validly terminated in accordance with its terms.

The foregoing conditions are for the sole benefit of Encana and us and may be waived by Encana and us, in whole or in part at any time and from time to time, in the sole discretion of Encana and us; provided that the Minimum Condition may be waived by Encana and us only with the prior written consent of Athlon, which may be granted or withheld in Athlon’s sole discretion.

16.	Adjustments to Prevent Dilution.

In the event that, notwithstanding Athlon’s covenant to the contrary (See Section 11—“The Merger Agreement; Other Agreements—The Merger Agreement—Conduct of Business of Athlon”), between the date of the Merger Agreement and the Effective Time, Athlon changes the number of outstanding Shares by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or any stock dividend thereon with a record date during such period, the Offer Price and the consideration payable in the Merger will be equitably adjusted to reflect such reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or stock dividend thereon.

17.	Certain Legal Matters; Regulatory Approvals.

General

Except as described in this Section 17, we are not aware of any pending legal proceeding relating to the Offer. Except as described in this Section 17, based on our and Encana’s review of publicly available filings by Athlon with the SEC and other information regarding Athlon, we are not aware of any governmental license or regulatory permit that appears to be material to Athlon’s business that might be adversely affected by our acquisition of Shares as contemplated in this Offer to Purchase or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by us as contemplated in this Offer to Purchase. However, any such approval or other action, if needed, may not be obtained or may not be obtained without substantial conditions, and failure to obtain any such approvals or take any such other actions might result in adverse consequences to Athlon’s business, or might result in a requirement to dispose of certain parts of Athlon’s business, any of which could cause us to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15—“Conditions to the Offer.”

Litigation

Following the announcement of the execution of the Merger Agreement, a purported stockholder class action and derivative action challenging the Merger was filed in the District Court of Tarrant County, Texas on October 6, 2014. The action is Matt Youdall, Individually and on Behalf of All Others Similarly Situated and Derivatively on Behalf of Athlon Energy Inc. v. Encana Corporation et al, Case No. 342-274894-14.

The complaint names as defendants the members of the Athlon Board, Encana and us. The complaint alleges that the members of the Athlon Board breached their fiduciary duties to Athlon’s stockholders in connection with the Merger, and that the Merger Agreement contemplates inadequate and unfair consideration, was the product of an inadequate sales process and contains unreasonable deal protection devices that purportedly preclude competing offers. The complaint further alleges that Encana aided and abetted the purported breaches of fiduciary duty. The action seeks injunctive relief, including enjoining or rescinding the Merger, and an award of other unspecified attorneys’ and other fees and costs, in addition to other relief.

The outcome of these matters cannot be predicted with any certainty. A preliminary injunction could delay or jeopardize the completion of the Offer or the Merger, and an adverse judgment granting permanent injunctive relief could indefinitely enjoin completion of the Offer or the Merger.

A copy of the complaint is attached to the Schedule TO as Exhibit (a)(5)(vii) and is hereby incorporated by reference.

State Takeover Statutes

Section 203 of the DGCL restricts an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of the corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with certain Delaware corporations for a period of three years following the time such person became an interested stockholder. These restrictions will not be applicable to the Offer and Merger because Athlon’s certificate of incorporation includes a provision opting out of Section 203 of the DGCL.

A number of other states have adopted takeover laws and regulations that purport, to varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated in such states or that have substantial assets, stockholders, principal executive offices or principal places of business therein. To the extent that certain provisions of certain of these state takeover statutes purport to apply to the Offer or the Merger, we believe there are reasonable bases for contesting such laws. In Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute that, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated in, and has a substantial number of stockholders in, the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a Federal District Court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a Federal District Court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit.

We are not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and have not attempted to comply with any other state takeover laws or regulations. If any government official or third-party should seek to apply any such state takeover law to the Offer or the Merger or any of the other transactions contemplated by the Merger Agreement, we will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes are applicable to the Offer or the Merger and an appropriate court does not determine that it is or they are inapplicable or invalid as applied to the Offer or the Merger, we might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and we might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or might be delayed in continuing or consummating the Offer or the Merger. In such case, we may not be obligated to accept for payment or pay for any tendered Shares. See Section 15—“Conditions to the Offer.”

Antitrust Compliance

Under the HSR Act and the related rules and regulations that have been promulgated thereunder by the FTC, certain acquisition transactions may not be consummated unless certain information and documentary materials have been furnished to the Antitrust Division of the DOJ (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The requirements of the HSR Act apply to the acquisition of Shares in the Offer and the Merger.

Under the HSR Act and the rules and regulations promulgated thereunder by the FTC, the initial waiting period for a cash tender offer is 15 days, but this period may be shortened if the reviewing agency grants “early termination” of the waiting period, or it may be lengthened if the acquiring person voluntarily withdraws and re-files to allow a second 15-day waiting period, or if the reviewing agency issues a formal request for additional information and documentary material.

Pursuant to the HSR Act, Encana and Athlon filed their respective Premerger Notification and Report Forms with the FTC and the Antitrust Division on October 7, 2014, for review in connection with the Offer.

The FTC and the Antitrust Division will consider the legality under the antitrust laws of Encana’s proposed acquisition of Shares pursuant to the Offer. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of Encana, Purchaser, Athlon or any of their respective subsidiaries or affiliates. U.S. state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While Encana believes that the consummation of the Offer will not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Purchaser may not be obligated to consummate the Offer or the Merger.

Appraisal Rights

No appraisal rights are available to the holders of Shares in connection with the Offer. However, if the Merger is consummated, the holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer, (ii) properly follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be fair value, in lieu of the consideration that such holder of Shares would be entitled to receive pursuant to the Merger Agreement.

The “fair value” of any Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of such Shares. Holders of Shares should recognize that the value so determined could be higher or lower than, or the same as, the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price). Moreover, we may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such Shares is less than such amount.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, will notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 262 of the DGCL. The Schedule 14d-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL.

As described more fully in the Schedule 14D-9 and Section 262 of the DGCL, if a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

•	within the later of the consummation of the Offer, which shall occur on the date on which acceptance and payment for the Shares occurs, and 20 days after the date of mailing of such notice, deliver to Athlon a written demand for appraisal of Shares held, which demand must reasonably inform Athlon of the identity of the stockholder and that the stockholder is demanding appraisal of such stockholder’s Shares;

•	not tender their Shares in the Offer; and

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

The foregoing summary of the appraisal rights of stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of Delaware law. A copy of Section 262 of the DGCL is included as Annex II to the Schedule 14D-9.

The information provided above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you tender your Shares pursuant to the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, instead, subject to the conditions to the Offer, you will receive the Offer Price for your Shares.

Stockholder Approval Not Required

Section 251(h) of the DGCL provides that stockholder approval of a merger is not required if certain requirements are met, including, among others, that (i) the acquiring company consummates a tender offer for any and all of the outstanding common stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the merger and (ii) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger. If the Minimum Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will hold a sufficient number of Shares to ensure that Athlon will not be required to submit the adoption of the Merger Agreement to a vote of the stockholders of Athlon. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, we, Encana and Athlon will take all necessary and appropriate action to effect the Merger as promptly as practicable without a meeting of stockholders of Athlon in accordance with Section 251(h) the DGCL.

18.	Fees and Expenses.

We have retained the Depositary, the Information Agent and the Dealer Manager in connection with the Offer. Each of the Depositary, the Information Agent and the Dealer Manager will receive customary compensation and, subject to certain limits, reimbursement for reasonable out-of-pocket expenses and customary indemnification against certain liabilities in connection with the Offer.

As part of the services included in such retention, the Information Agent may contact holders of Shares by personal interview, mail, electronic mail, telephone and other methods of electronic communication and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders of Shares.

Except as set forth above, neither we nor Encana will pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies or other nominees will, upon request, be reimbursed by us for customary mailing and handling expenses incurred by them in forwarding the Offer materials to their customers.

19.	Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. However, we may, in our discretion, take such action as we deem necessary to make the Offer comply with the laws of any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction in compliance with applicable laws.

No person has been authorized to give any information or to make any representation on behalf of us not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized.

We and Encana have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, a Solicitation/Recommendation Statement on Schedule 14D-9 is being filed with the SEC by Athlon pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendation of the Athlon Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information, and Athlon may file amendments thereto. The Schedule TO and the Schedule 14D-9, including their respective exhibits, and any amendments to any of the foregoing, may be examined and copies may be obtained from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, or may be accessed electronically on the SEC’s website at www.sec.gov and are available from the Information Agent at the address and telephone number set forth on the back cover of this Offer to Purchase.

ALENCO ACQUISITION COMPANY INC.

October 10, 2014

ANNEX A

CERTAIN INFORMATION REGARDING THE DIRECTORS

AND EXECUTIVE OFFICERS OF ENCANA CORPORATION

Set forth in the table below are the names, current principal occupations and material positions held during the past five years for each of the directors and executive officers of Encana Corporation. The business address and telephone number for each director and executive officer of Encana Corporation is: Suite 4400, 500 Centre Street, S.E., Calgary, Alberta, Canada T2P 2S5, telephone (403) 645-2000.

Each director and executive officer of Encana Corporation is a citizen of the United States of America, with the exception of Jane L. Peverett, Brian G. Shaw, Bruce J. Waterman, Clayton H. Woitas, Sherri A. Brillon, Terrence J. Hopwood, Michael G. McAllister and D. Ryder McRitchie, who are citizens of Canada.

During the past five years, to the best of our knowledge and belief, and after reasonable inquiry, we do not believe that any of the persons listed below have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have they been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that has resulted in a judgment, decree or final order enjoining him, her or it from future violations of, or prohibiting activities subject to U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

DIRECTORS OF ENCANA CORPORATION

Name	Present Principal Occupation or Employment, Material Positions Held During the Past Five Years
Peter A. Dea	2007 – Present	President and Chief Executive Officer Cirque Resources LP 475 17 St., Suite 1600, Denver, CO 80202 U.S.A.

	2010 – Present	Corporate Director, Encana Corporation

Fred J. Fowler	2010 – Present	Corporate Director, Encana Corporation

	2012 – Present	Director, PG&E Corporation 77 Beale Street, San Francisco, CA 94177 U.S.A

	2008 – Present	Director, Spectra Energy Partners, LP 5400 Westheimer Ct., Houston, TX 77056 U.S.A.

	2008 – 2013	Chairman, Spectra Energy Partners, LP 5400 Westheimer Ct., Houston, TX 77056 U.S.A.

	2006 – 2008	Corporate Director, DCP Midstream Partners, LP 2500, 370 17 St., Denver, CO 80202 U.S.A.

Howard J. Mayson	2014 – Present	Corporate Director, Encana Corporation

	2013 – Present	Corporate Director, Corex Resources Ltd. 3200, 700 2 St. SW, Calgary, AB T2P 2W2 Canada

	2012 – Present	Corporate Director, Hawkwood Energy Ltd. 475, 8101 E. Prentice Ave. Greenwood Village, CO 80111 U.S.A.

	2012 – Present	Corporate Director, Endurance Energy Ltd. 800, 215 9 Ave. SW, Calgary AB T2P 1K3 Canada

	2010 – Present	Corporate Director, Fairfield Energy Ltd. Mallard Court, Market Square, Staines, Middlesex TW18 4RH, United Kingdom

Name	Present Principal Occupation or Employment, Material Positions Held During the Past Five Years
	2001 – 2010	Senior Vice-President, Technology BP Ltd. (America) 501 Westlake Park Blvd. Houston, Texas 77079 U.S.A.

Suzanne P. Nimocks	2010 – Present	Corporate Director, Encana Corporation

	2012 – Present	Corporate Director, Owens Corning Owens Corning World Headquarters One Owens Corning Parkway Toledo, HO 43659 U.S.A.

	2011 – Present	Corporate Director, ArcelorMittal 19 Avenue De La Libert, Luxembourg N4 L-2930

	2010 – Present	Corporate Director, Rowan Companies plc Mitre House 160, Aldersgate Street London, England X0 EC1A

	1989 – 2010	Director/Senior Partner, McKinsey & Company 5 Houston Center, 2600, 1401 McKinney St. Houston, TX 77010 U.S.A.

Jane L. Peverett	2003 – Present	Corporate Director, Encana Corporation

	2013 – Present	Corporate Director, Postmedia Network Inc.
365 Bloor St. E, 12 Fl., Toronto, ON M4W 3L4 Canada

	2013 – Present	Corporate Director, Postmedia Network Canada Corp. 365 Bloor St. E, 12 Fl., Toronto, ON M4W 3L4 Canada

	2009 – Present	Corporate Director, Canadian Imperial Bank of Commerce Commerce Court, Toronto, ON M5L 1A2 Canada

	2009 – Present	Corporate Director, The B.C. Ferry Authority 500, 1321 Blanshard St, Victoria, BC V8W 0B7 Canada

	2009 – Present	Corporate Director, Associated Electric & Gas Insurance Services Limited 2100, 40 King St W, Toronto, ON M5H 3C2 Canada

	2007 – Present	Corporate Director, Northwest Natural Gas Company One Pacific Square, 220 NW Second Avenue Portland, OR 97209 U.S.A.

Brian G. Shaw	2013 – Present	Corporate Director, Encana Corporation

	2014 – Present	Corporate Director, PrairieSky Royalty Ltd. 1900–411 1 St. SE, Calgary, AB T2G 4Y5 Canada

	2014 – Present	Corporate Director, NuVista Energy Ltd. 3500, 700 2 St., SW, Calgary, AB T2P 2W2 Canada

	2012 – Present	Corporate Director, Manulife Bank of Canada 500 King Street North St., Suite 500-MA PO Box 1602 STN Waterloo Waterloo, ON N2J 4C6 Canada

Name	Present Principal Occupation or Employment, Material Positions Held During the Past Five Years
	2012 – Present	Corporate Director, Manulife Trust Company 500 King Street North St., Suite 500-MA PO Box 1602 STN Waterloo Waterloo, ON N2J 4C6 Canada

	2009 – 2014	Corporate Director, Patheon Inc. 200, 4721 Emperor Blvd., Durham, NC 27703 U.S.A.

Douglas J. Suttles	2013 – Present	President, Chief Executive Officer and Corporate Director, Encana Corporation

	2011 – 2013	Independent Businessman

	2009 – 2011	Chief Operating Officer, BP Exploration & Production 1090, 200 Westlake Park Blvd. Houston, Texas 77079 U.S.A.

	2011 – 2013	Corporate Director, Ceres, Inc. 1535 Rancho Conejo Blvd. Thousand Oaks, CA 91320 U.S.A.

Bruce G. Waterman	2010 – Present	Corporate Director, Encana Corporation

	2014 – Present	Corporate Director, PrairieSky Royalty Ltd. 1900–411 1 St. SE, Calgary, AB T2G 4Y5 Canada

	2014 – Present	Corporate Director Enbridge Income Fund Holdings Inc. 300, 425 1 St, SW, Calgary, AB T2P 3L8 Canada

	2014 – Present	Trustee, Enbridge Commercial Trust 300, 425 1 St, SW, Calgary, AB T2P 3L8 Canada

	2012 – Present	Corporate Director Irving Oil Limited PO Box 1421 Saint John, NB E2L 4K1 Canada

	2008 – 2010	Corporate Director, Opti Canada Inc. 801 – 7 Ave. SW. Calgary, AB T2P 3P7 Canada

	2012 – 2013	Executive Vice-President, International Development Agrium Inc. 13131 Lake Fraser Drive SE Calgary, AB T2J 7E8, Canada

	2011 – 2012	Executive Vice-President & Chief Strategy Development & Investment Officer Agrium Inc. 13131 Lake Fraser Drive SE Calgary, AB T2J 7E8, Canada

	2000 – 2011	Senior Vice-President, Finance & Chief Financial Officer Agrium Inc. 13131 Lake Fraser Drive SE Calgary, AB T2J 7E8, Canada

Name	Present Principal Occupation or Employment, Material Positions Held During the Past Five Years
Clayton H. Woitas	2013 – Present	Chairman, Encana Corporation

	Jan. 2013 –	Interim President & Chief Executive Officer
	June 2013	Encana Corporation

	2010 – Present	Corporate Director, Gibson Energy Inc. 1700, 440 2 Ave. SW, Calgary, AB T2P 5E9 Canada

	2008 – Present	Corporate Director, Encana Corporation

	2005 – Present	Chairman and Chief Executive Officer Range Royalty Management Ltd. Suite 700, 215 - 9th Avenue SW Calgary, AB T2P 1K3 Canada

	2003 – 2013	Corporate Director, NuVista Energy Ltd. 3500, 700 2 St. SW, Calgary, AB T2P 2W2 Canada

	2008 – 2012	Corporate Director, Enerplus Corporation 3000, 333 7 Ave. SW, Calgary, AB T2P 2Z1 Canada

EXECUTIVE OFFICERS OF ENCANA CORPORATION

Name	Present Principal Occupation or Employment, Material Positions Held During the Past Five Years
Sherri A. Brillon	2009 – Present	Executive Vice-President & Chief Financial Officer
Encana Corporation

David G. Hill	2014 – Present	Executive Vice-President
Exploration & Business Development
Encana Corporation

	2009 – 2014	Vice-President
Natural Gas Economy Operations
Encana Corporation

Terrence J. Hopwood	2011 – Present	Executive Vice-President & General Counsel
Encana Corporation

	1995 – 2011	Senior Vice-President & General Counsel
Suncor Energy Inc.
150-6 Ave. SW, Calgary, AB T2P 3E3 Canada

Michael G. McAllister	2014 – Present	Executive Vice-President & Chief Operating Officer
Encana Corporation

	2012 – 2014	Executive Vice-President & President, Canadian Division
Encana Corporation

	Feb. 2012 –	Executive Vice-President
	July 2012	& Acting President, Canadian Division
Encana Corporation

	2011 – 2012	Executive Vice-President & Senior Vice-President
Canadian Division
Encana Corporation

	2009 – 2011	Vice-President
Canadian Deep Basin
Encana Corporation

D. Ryder McRitchie	2012 – Present	Vice-President
Investor Relations & Communications
Encana Corporation

	2009 – 2012	Vice-President, Investor Relations
Encana Corporation

Michael Williams	2014 – Present	Executive Vice-President, Corporate Services
Encana Corporation

	2011 – 2014	Executive Vice-President, Corporate Services
Tervita Corporation
500, 140-10 Ave. WE, Calgary, AB T2G 0R1
Canada

	2002 – 2011	Chief Administration Officer
TransAlta Corporation
110-12 Ave. SW, Calgary, AB T2P 2M1 Canada

Renee E. Zemljak	2009 – Present	Executive Vice-President
Midstream, Marketing & Fundamentals
Encana Corporation

	Jan. 2009 –	Vice-President
	Dec. 2009	USA Midstream & Marketing
Encana Corporation

ANNEX B

CERTAIN INFORMATION REGARDING THE DIRECTORS

AND EXECUTIVE OFFICERS OF PURCHASER

Set forth in the table below are the names, current principal occupations and material positions held during the past five years for each of the directors and executive officers of Alenco Acquisition Company Inc. The business address and telephone number for each director and executive officer is: 370 – 17 Street, Suite 1700, Denver, CO 80202, telephone (303) 623-2300.

Each director and executive officer of Alenco Acquisition Company Inc. is a citizen of the United States of America, with the exception of Sherri A. Brillon, Stephen E. Dyck, Corey D. Code, Andrew L. Rogers, Trang N. (Maggie) Dinh-Phung and Jeffrey G. Paulson, who are citizens of Canada.

During the past five years, to the best of our knowledge and belief, and after reasonable inquiry, we do not believe that any of the persons listed below have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have they been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that has resulted in a judgment, decree or final order enjoining him, her or it from future violations of, or prohibiting activities subject to U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Name and Position	Present Principal Occupation or Employment, Material Positions Held During the Past Five Years		Director/Officer Since
Sherri A. Brillon Director and President	2009 – Present	Executive Vice-President & Chief Financial Officer Encana Corporation	August 2014

David G. Hill Director and Vice-President	2014 – Present	Executive Vice-President Exploration & Business Development Encana Corporation	August 2014

	2009 – 2014	Vice-President Natural Gas Economy Operations Encana Corporation

Andrew L. Rogers Director and Vice-President	2014 – Present	Vice-President, Business Development, Encana Corporation	August 2014

	2004 – 2014	Managing Director Jefferies LLC 300, 8310 S. Valley Highway Denver, CO 80112 USA

Renee E. Zemljak Director	2009 – Present	Executive Vice-President Midstream, Marketing & Fundamentals Encana Corporation	August 2014

	Jan. 2009 – Dec. 2009	Vice-President USA Midstream & Marketing Encana Corporation Encana Corporation

Christopher L. Valdez Vice-President	2014 – Present	Vice-President, Planning Encana Corporation	August 2014

	June 2014 – 2014	Senior Manager Western Operations Encana Corporation

B-1

Name and Position	Present Principal Occupation or Employment, Material Positions Held During the Past Five Years		Director/Officer Since

	2012 – 2014	Group Lead Development Encana Corporation

	2009 – 2012	Team Lead Fundamentals & Risk Management Encana Corporation

Stephen E. Dyck Vice-President and Comptroller	2014 – Present	Vice-President, Finance & Comptroller Encana Corporation	August 2014

	2010 – 2014	Vice-President & Assistant Comptroller Encana Corporation

	2009 – 2010	Assistant Comptroller Financial Reporting Encana Corporation

Trang N. (Maggie) Dinh-Phung Assistant Comptroller	2014 – Present	Director, US Financial Reporting Encana Corporation	August 2014

	2013 – 2014	Strategic Planning Analyst Encana Corporation

	2007 – 2013	Team Lead US Financial Reporting Encana Corporation

Corey D. Code Treasurer	2014 – Present	Vice-President Strategy & Treasurer Encana Corporation	August 2014

	2009 – 2014	Vice-President Portfolio Management & Assistant Treasurer Encana Corporation

	2007 – 2009	Vice-President Portfolio Management Encana Corporation

M. Scott Regan Assistant Secretary	2014 – Present	Senior Attorney Encana Corporation	August 2014

	2002 – 2014	Attorney Encana Corporation

Jeffrey G. Paulson Secretary	2014 – Present	Vice-President, Legal Services Corporate & Corporate Secretary Encana Corporation	August 2014

	Dec. 2012 – 2014	Vice-President, Corporate Legal Services & Corporate Secretary Encana Corporation

	Feb. 2012 – Dec. 2012	Vice-President, Associate General Counsel & Corporate Secretary Encana Corporation

	2009 – 2012	Associate General Counsel & Corporate Secretary Encana Corporation

B-2

ANY LETTER OF TRANSMITTAL TO BE DELIVERED TO THE DEPOSITARY MAY ONLY BE SENT TO THE DEPOSITARY BY MAIL OR COURIER TO ONE OF THE ADDRESSES SET FORTH BELOW AND MAY NOT BE SENT BY FACSIMILE TRANSMISSION. ANY CERTIFICATES REPRESENTING SHARES AND ANY OTHER REQUIRED DOCUMENTS SENT BY A STOCKHOLDER OF ATHLON OR SUCH STOCKHOLDER’S BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE SHOULD BE SENT TO THE DEPOSITARY AS FOLLOWS:

By mail:	By courier or by registered mail:

Computershare Trust Company, N.A. Attn: Corporate Actions Voluntary Offer P.O. Box 43011 Providence, RI 02940-3011	Computershare Trust Company, N.A. Attn: Corporate Actions Voluntary Offer 250 Royall Street, Suite V Canton, MA 02021

Other Information:

Questions and requests for assistance may be directed to the Dealer Manager at the address and telephone number set forth below. In addition, the Information Agent may be contacted at the address and telephone numbers set forth below for questions and/or requests for additional copies of the Offer to Purchase, the Letter of Transmittal, the notice of guaranteed delivery and other tender offer materials. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

480 Washington Blvd., 26th Floor

Jersey City, NJ 07310

Stockholders May Call Toll Free: 1-888-658-5755

Banks and Brokers May Call Toll Free: 1-800-223-2064

E-mail: Athlonoffer@georgeson.com

The Dealer Manager for the Offer is:

745 Seventh Avenue

New York, New York 10019

Call Toll Free: (888) 610-5877